SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MOLDFLOW CORPORATION
(Name of Subject Company)

MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

608507109
(CUSIP Number of Class of Securities)

A. Roland Thomas
Chairman of the Board of Directors,
President and Chief Executive Officer
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Person/Assets Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
Ex-(e)(6) Amended and Restated Executive Employment Agreement between the Registrant and Peter K. Kennedy, dated November 2, 2007.
Ex-(e)(7) Executive Employment Agreement between the Registrant and Gary Kraemer, dated November 2, 2007.
Ex-(e)(8) Amended and Restated Executive Employment Agreement between the Registrant and Ian M. Pendlebury, dated November 2, 2007.
Ex-(e)(9) Acknowledgement Letter, dated May 1, 2008, by and among the Company and A. Roland Thomas.
Ex-(e)(10) Acknowledgement Letter, dated May 1, 2008, by and among the Company and Gregory Magoon.
Ex-(e)(11) Acknowledgement Letter, dated May 1, 2008, by and among the Company and Kenneth Welch.
Ex-(e)(12) Acknowledgement Letter, dated May 1, 2008, by and among the Company and Peter Kennedy.
Ex-(e)(13) Acknowledgement Letter, dated May 1, 2008, by and among the Company and Gary Kraemer.
Ex-(e)(14) Acknowledgement Letter, dated May 1, 2008, by and among the Company and Ian Pendlebury.
Ex-(e)(15) Acknowledgement Letter, dated May 1, 2008, by and among the Company and Lori Henderson.
Ex-(e)(17) Confidentiality and Non-Disclosure Agreement by and among the Company and Autodesk, Inc. dated January 1, 2008.
Ex-(e)(18) Exclusivity Agreement, dated March 28, 2008, by and among Autodesk, Inc. and the Company.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Moldflow Corporation, a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts 01701. The telephone number of the principal executive offices of the Company is (508) 358-5848.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of April 30, 2008, there were 12,104,522 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Switch Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”), to purchase all of the outstanding shares of the Company’s Common Stock (“Shares”), at a purchase price of $22.00 per Share (the “Offer Price”), net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Autodesk and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2008.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Autodesk. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company, Autodesk, any direct or indirect subsidiary of the Company or Autodesk (including Purchaser), and by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to $22.00 per Share (the “Merger Consideration”). The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

Autodesk has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of each of Autodesk and Purchaser are located at 111 McInnis Parkway, San Rafael, California 94903.

Pursuant to Regulation M-A, Item 1003(d), information relating to the Merger can be found on the Company’s website at www.shareholder.com/moldflow/edgar.cfm.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, the Information Statement (“Information Statement”), issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and

Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and is incorporated by reference herein, and in the Company’s Proxy Statement on Schedule 14A filed with the SEC on September 21, 2007, as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Autodesk, Purchaser or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the board of directors of the Company (the “Company Board” or “Company’s Board of Directors”) as set forth in Item 4 below, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, which may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its third amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. In addition, the Charter provides that the Company’s directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors, except (a) for any breach of the director’s duty of loyalty to the Company or the Company’s stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions), or (d) for any transaction from which the director derived an improper benefit. In addition, the by-laws of the Company (the “Bylaws”) provide that the Company is required to indemnify and hold harmless its directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement, to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether by or in the right of the Company or otherwise, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Expenses for the defense of any action for which indemnification may be available will be advanced by the Company under certain circumstances. The Company maintains liability insurance which insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

The Company also has entered into indemnification agreements with each of its non-employee directors, which provide that the Company is required to indemnify and hold harmless each of its directors to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. This description of the indemnification agreements entered into between the Company and each of its directors is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(1) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Autodesk has agreed, unless required by law, not to cause a change in the Charter or Bylaws of the Surviving Corporation in a manner that would materially and adversely affect the rights of indemnification or exculpation thereunder in favor of the individuals who at the date that the Shares are accepted for payment pursuant to the Offer (the “Appointment Time”), were directors or officers of the Company until the sixth anniversary of the Appointment Time. In addition, Autodesk and Purchaser acknowledge in the Merger Agreement that the obligations of the Company to comply with the indemnification and exculpation provisions under the Charter, Bylaws and all indemnification agreements in effect as of the date of the Merger Agreement between the Company and any of its directors will be honored until the sixth anniversary of the Appointment Time.

The Merger Agreement further provides that at or prior to the Appointment Time, the Company may purchase a “tail” directors’ and officers’ liability insurance policy that will provide the Company’s directors and officers with coverage for six years following the Appointment Time of not less than the existing coverage under, and have other terms not materially less favorable to the insured persons than the coverage provided in the directors’ and officers’ liability insurance policy presently maintained by the Company, so long as the aggregate cost is less than $500,000.

Employment, Severance and Change-of-Control Agreements.

A. Roland Thomas, Gregory W. Magoon, Kenneth R. Welch, Lori M. Henderson, Peter K. Kennedy, Gary Kraemer and Ian M. Pendlebury, each of whom is an executive officer of the Company, previously entered into an executive employment agreement with the Company (the “Executive Agreements”) which provides that if during the one-year period following a “change in control” of the Company the executive officer is terminated without “cause” or terminates his or her employment for “good reason” (as each term is defined in the applicable Executive Agreement), he or she will receive severance payments and benefits, as described below. The Merger Agreement confirms that the consummation of the Offer would constitute a “change in control” under each Executive Agreement, as Purchaser will have acquired more than 50% of the voting power of the Company, and that upon consummation of the Offer, each executive officer will be entitled to terminate his or her Executive Agreement for “good reason”. In connection with the execution of the Merger Agreement, Messrs. Thomas and Magoon entered into retention agreements (the “Retention Agreements”) with Autodesk pursuant to which they will receive certain payments if they remain employed with Autodesk for a specified time, as described in more detail below under the section entitled “Retention Arrangements”. Messrs. Thomas, Magoon, Welch, Kennedy, Kraemer and Pendlebury and Ms. Henderson entered into acknowledgement letters (the “Acknowledgement Letters”) with the Company pursuant to which they acknowledged the payments to which they are entitled under their Executive Agreements, as described in more detail below under the section entitled “Acknowledgement Letters”.

The following is a summary of the key terms of the Executive Agreements. The following summary of the Executive Agreements does not purport to be complete and is qualified in its entirety by reference to the Executive Agreements, which are filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6), (e)(7), (e)(8) hereto and are incorporated herein by reference.

Change in Control Severance.  If the executive officer is terminated without “cause” or terminates his or her employment for “good reason” during the one-year period following a “change in control” of the Company, the executive officer would be eligible for (i) a lump sum payment (the “Change in Control Payment”) equal to 1.5 times the sum of (A) the executive’s base salary and (B) the executive’s cash bonus calculated at an amount equal to the actual cash bonus that such executive officer would have received if the Company had met all of the aggressive targets in the annual bonus plan that has been approved by the Company’s Board of Directors for the fiscal year in which the “change in control” occurred or, if greater, the fiscal year in which the termination of employment is effective and (ii) continued medical and dental coverage for 12 months following termination of employment.

Annual Bonus.  The Executive Agreements provide that, during the term of the agreement, the executive officer will be eligible for an annual bonus, as determined by the Company’s Board of Directors or compensation committee, except that Mr. Welch’s annual bonus “at plan” shall be $79,500 and “aggressive plan” bonus shall be $172,250 and shall be re-determined annually by the Chief Executive Officer, the Company’s Board of Directors or a compensation committee of the Company’s Board of Directors.

Equity Awards.  The Executive Agreements provide that all stock options and other stock-based awards granted to the executive officers by the Company shall immediately accelerate and become exercisable or non-forfeitable when any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act, acquires

40% of either the combined voting power or the then outstanding Common Stock (which will occur at the Appointment Time, assuming the Offer is consummated).

The following table shows the amount in cash that each executive officer is expected to receive upon a change in control pursuant to the Merger Agreement and in accordance with the terms of their Executive Agreements. The equity amounts shown in cash are based on equity awards held as of the date of this Schedule 14D-9 and as a result of the acceleration and cash-out of all stock options and Shares of restricted stock held by such individual upon the Effective Time.

			Aggregate Value Received upon Involuntary
			Termination without Cause or Voluntary
	Value of Accelerated Equity		Termination with Good Reason
	in Change-in-Control		after Change-in-Control
	Stock	Restricted	Cash	Stock	Restricted
Executive Officers	Options(2)	Stock(2)	Severance(3)	Options(2)	Stock(2)
A. Roland Thomas	$345,373	$1,014,310	$935,000	$345,373	$1,014,310
Kenneth R. Welch	204,064	599,874	675,875	204,064	599,874
Lori M. Henderson	156,982	466,730	537,500	156,982	466,730
Gregory W. Magoon(4)	84,765	391,402	465,875	84,765	391,402
Peter K. Kennedy(5)	127,059	378,180	432,079	127,059	378,180
Ian M. Pendlebury(5)	133,539	386,166	445,351	133,539	386,166
Gary Kraemer	—	440,000	458,750	—	440,000

(1)	Assumes 100% acceleration on unvested stock options and lapse of restrictions on restricted stock pursuant to the terms of the Executive Agreements.

(2)	Dollar amounts based on the Offer Price multiplied by the number of stock options that are accelerated, net of the exercise price, and number of Shares of restricted stock which vest upon acceleration in accordance with the terms of the Executive Agreements.

(3)	Cash severance includes change in control payment plus $20,000 in lieu of continued health benefits pursuant to the change in control terms of the Executive Agreements and the Acknowledgement Letters.

(4)	Pursuant to the terms of his Executive Agreement, Mr. Magoon will be subject to a modified 280G cutback of approximately $63,066.

(5)	Cash severance amounts will be paid in Australian dollars. Amounts disclosed above in U.S. dollars are based on the exchange rate of 1 Australian dollar equals 0.93635 U.S. dollars as of May 1, 2008.

Restrictive Covenants.  Each executive officer is subject to non-competition and non-solicitation provisions that apply for a period of twelve months following termination of employment with the Company.

Section 280G.  The Executive Agreements, other than the Executive Agreements for Messrs. Thomas, Kennedy and Pendlebury, provide that if any payments to the executive officer pursuant to the Executive Agreement or otherwise would be subject to the excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1985, as amended (the “Code”), the aggregate payments to the executive officer that are considered “parachute payments” for purposes of Section 280G of the Code will be reduced if the executive officer would be in a better after-tax position as a result of the reduction. Mr. Thomas is entitled to a gross-up payment pursuant to his Executive Agreement if such payment is required. Based on a Section 280G analysis performed by the Company, Mr. Thomas does not require a gross-up payment pursuant to his Executive Agreement. Payments pursuant to each of Mr. Kennedy’s and Mr. Pendlebury’s Executive Agreements are not subject to Section 280G of the Code because they are not subject to taxation under U.S. laws.

Fiscal Year-End 2008 Bonuses.

The Merger Agreement generally restricts the Company’s ability to pay bonuses prior to the closing of the Merger. However, the Company is permitted to pay and has approved bonuses to its executive officers for the three fiscal quarters ended March 31, 2008. The aggregate amount of bonuses for the executive officers is $697,609. In addition, the compensation committee of the Company’s Board of Directors approved the establishment of and accrual for a bonus pool to be available for the payment of bonuses to executive officers and employees of the Company related to performance in the fiscal quarter ending June 30, 2008 in a total amount of $450,000. Any such bonuses will be paid in the sole discretion of the compensation committee.

Acknowledgement Letters.

The Company and each of Messrs. Thomas, Magoon, Welch, Kennedy, Kraemer and Pendlebury and Ms. Henderson entered into Acknowledgement Letters pursuant to which the Company and each executive officer agreed with respect to (i) the Change in Control Payment payable under each executive officer’s respective Executive Agreement and (ii) an amount of cash in lieu of the continuation of benefits payable under such Executive Agreement. Subject to signing a release of claims in favor of the Company and Autodesk, in the case of Messrs. Thomas, Magoon, Kennedy, Kraemer and Pendlebury and Ms. Henderson, the Change in Control Payment and cash in lieu of the continuation of benefits shall become payable by the Company immediately prior to the Appointment Time. Subject to signing a release of claims in favor of the Company and Autodesk, in the case of Mr. Welch, the Change in Control Payment and cash in lieu of the continuation of benefits shall be deposited by the Company into a rabbi trust prior to the Appointment Time to be released by the trustee of such rabbi trust to Mr. Welch immediately upon the earlier of (i) such executive officer’s separation from service from the Company (subject to a six month and one day delay, if applicable under Section 409A of the Code) and (ii) January 1, 2009. The following summary of the Acknowledgement Letters does not purport to be complete and is qualified in its entirety by reference to Acknowledgement Letters, which are filed as Exhibits (e)(9), (e)(10), (e)(11), (e)(12), (e)(13), (e)(14), (e)(15) hereto and are incorporated herein by reference.

Special Payment to Certain Non-Employee Directors.

On April 30, 2008, the compensation committee of the Company’s Board of Directors approved a special payment in the amount of $15,000 to each of Mr. Lepofsky and Mr. Haydu in connection with their service on the special committee of the Board of Directors established to assist the Board of Directors in evaluating a potential sale of the Company, such payments to be paid promptly following May 1, 2008.

Effect of the Merger on Stock Awards.

Pursuant to the Merger Agreement, all outstanding stock options of the Company, that are outstanding immediately prior to the Effective Time and that are not then vested and exercisable, will become fully vested and exercisable immediately before the Effective Time. At the Effective Time, each stock option outstanding immediately prior to the Effective Time shall be canceled and the holder shall become entitled to receive a single lump-sum cash payment (without interest), less applicable withholding taxes, equal to the product of (A) the number of Shares underlying such stock option (giving effect to the acceleration of vesting and not previously exercised) and (B) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option.

Pursuant to the Merger Agreement, at the Effective Time, all outstanding Shares of restricted stock granted under the Company’s 1997 Equity Incentive Stock Plan and the Company’s 2000 Stock Option and Incentive Plan (the “Company Option Plans”) shall immediately vest and the restrictions associated therewith shall automatically be deemed waived at the Effective Time, and each Share of restricted stock will be canceled and converted into the right to receive the Merger Consideration from Autodesk or the surviving company in cash, less applicable withholding taxes.

The Merger Agreement confirms that under the restricted stock unit award agreements for non-employee directors by and between the Company and each of Roger E. Brooks, Frank W. Haydu III, Robert J. Lepofsky, and Robert P. Schechter, all of the restricted stock units issued to each of Messrs. Brooks, Haydu, Lepofsky and Schechter under the Company Option Plans accelerate in full and all restrictions lapse such that each of Messrs. Brooks, Haydu, Lepofsky and Schechter shall be entitled to receive the Offer Price for each restricted stock unit at the Appointment Time, and Parent shall pay the Offer Price for each restricted stock unit at the Appointment Time.

The following table sets forth, as of April 30, 2008, the cash consideration that each non-employee director will receive at the Appointment Time as a result of the lapse of restriction on restricted stock units, pursuant to the Merger Agreement and in accordance with the terms of such non-employee director’s restricted stock unit award agreement. All stock options held by non-employee directors were fully vested and exercisable prior to the Company entering into the Merger Agreement.

Non-Employee Director	Restricted Stock Units(1)

Roger E. Brooks	$276,232
Frank W. Haydu III	245,252
Robert J. Lepofsky	214,830
Robert P. Schechter	214,830

(1)	Dollar amounts based on the Offer Price multiplied by the number restricted stock units which restrictions lapsed 100% upon acceleration, pursuant to the terms of the restricted stock unit award agreement.

Merger Consideration.

If the Company’s directors and executive officers tender any Shares that they own for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of April 30, 2008, the Company’s directors and executive officers owned 421,042 Shares in the aggregate. If the directors and executive officers tender all of their Shares for purchase pursuant to the Offer and those Shares are accepted for purchase and purchased by the Offeror, the directors and executive officers will receive an aggregate of $9,262,924 in cash, without interest, less any required withholding taxes.

As of the date of this Schedule 14D-9, Autodesk and Purchaser have informed the Company that no members of the Company’s current management, other than A. Roland Thomas and Gregory Magoon, have entered into any agreement, arrangement or understanding with Autodesk, Purchaser or their affiliates regarding employment with the Surviving Corporation. Autodesk has informed the Company that it may seek to retain members of the Company’s management team following the completion of the Offer and the Merger. As part of these retention efforts, Autodesk may enter into employment compensation, retention, severance or other employee benefits arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the completion of the Merger and would not become effective until the Effective Time.

(b)	Arrangements with Purchaser and Autodesk.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations and warranties that the Company, Autodesk and Purchaser made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the Company and Purchaser rather than establishing matters as facts.

Confidentiality and Non-disclosure Agreement.

Effective as of January 1, 2008, the Company and Autodesk entered into a confidentiality and non-disclosure agreement (“NDA”) in connection with the consideration of a possible negotiated transaction involving the Company. Under the NDA, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company. This summary of the NDA does not purport to be complete and is qualified in its entirety by reference to the NDA which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.

Exclusivity Agreement.

On March 28, 2008, the Company and Autodesk entered a letter agreement (the “Exclusivity Agreement”) which, among other things, provided for a period of exclusivity as a condition to Autodesk’s willingness to undertake the expense of detailed due diligence and the negotiation of a transaction. Under the Exclusivity Agreement, the parties agreed, subject to certain exceptions, that the Company, its officers, directors, employees, affiliates or agents would not take any action to solicit, initiate, knowingly encourage or assist the submission of any proposal or offer from any person except Autodesk until May 2, 2008. The parties also agreed to certain “standstill” provisions for the protection of the Company. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement which is filed as Exhibit (e)(18) hereto and is incorporated herein by reference.

Tender and Voting Agreements.

The summary of the tender and voting agreements, dated as of May 1, 2008, by and between Autodesk, the Purchaser and each of (a) the non-employee directors (Robert P. Schechter, Frank W. Haydu III, Robert J. Lepofsky and Roger E. Brooks), (b) the executive officers of the Company (A. Roland Thomas, Kenneth R. Welch, Lori M. Henderson, Gregory W. Magoon, Peter K. Kennedy, Ian M. Pendlebury and Gary Kraemer) and (c) certain affiliates of the executive officers (wives of Mr. Thomas and Mr. Kennedy and an entity owned by Mr. Kennedy) (the “Tender Agreements”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender Agreement, which is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.

Retention Agreements.

Autodesk entered into Retention Agreements with Messrs. Thomas and Magoon (the “Retention Executives”) to provide them with an incentive to remain with the Company following the closing of the Merger, through September 30, 2008 in the case of Mr. Thomas, and through February 28, 2009 in the case of Mr. Magoon. The key terms of the Retention Agreements are described below.

Base Salaries.  Pursuant to the Retention Agreements, Mr. Thomas’ annual base salary will be $305,000 and Mr. Magoon’s annual base salary will be $275,000.

Retention Payments.  Provided that the Retention Executive remains employed by Autodesk for the required period following the Effective Time, the Retention Executive will be eligible to receive a lump-sum cash payment (the “Retention Payment”) from Autodesk in an amount equal to $76,250 in the case of Mr. Thomas and $75,000 in the case of Mr. Magoon. A Retention Executive will be entitled to the Retention Payment if, prior to the end of the required period, his employment is terminated by the Company without “cause” (as defined in the applicable Executive Agreement). The Retention Executive must sign a release of claims in order to receive the Retention Payment.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors.  At a meeting of the Company’s Board of Directors held on April 30, 2008, the Company Board unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement, (iv) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock into the Offer, and, if required by applicable law, approve the Merger and adopt the Merger Agreement, and (v) determined that each member of the compensation committee of the Company’s Board of Directors approving any plan, program, agreement, arrangement, payment or benefit as an “employment compensation, severance or other employee benefit arrangement” under Rule 14d-10(d)(1) under the Exchange Act in order to satisfy the non-exclusive safe harbor under Rule 14d-10(d)(2) is an “independent director” within the meaning of Rule 4200(a)(15) of The NASDAQ Stock Market LLC.

Based on the forgoing, the Company’s Board of Directors hereby recommends that the Company’s stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if required by applicable law, approve the Merger and adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background and Reasons for the Company’s Board of Directors’ Recommendation.

Background of the Offer.

The information set forth below regarding Autodesk was provided by Autodesk and neither the Company nor any of its respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussion in which the Company or its affiliates or representatives did not participate.

The Company Board has periodically reviewed and assessed the Company’s long-term strategies and objectives and developments in the markets in which it operates, including, among other things, strategies to grow the Company’s business and operations through potential partnering, OEM agreements, strategic alliances or other strategic opportunities with other companies. In addition, the Company’s senior management has met from time to time with representatives of other companies to discuss trends in their respective businesses and explore opportunities for strategic partnerships, including transactions that could have resulted in the sale of the Company or other business combination transaction. Although some of these discussions progressed beyond a preliminary stage, none ultimately yielded any material results.

In March 2007, A. Roland Thomas, the Company’s Chief Executive Officer, received a telephone call from the Chief Executive Officer of a company (“Company A”) in the product lifecycle management (“PLM”) and computer aided design (“CAD”) software solutions space. During that call, the Chief Executive Officer of Company A indicated that Company A was interested in making a proposal to acquire the Company and indicated a potential range of value that Company A might be willing to pay. Mr. Thomas informed the Chief Executive Officer of Company A that he would advise the Company Board of the substance of the conversation.

In light of the conversation between Mr. Thomas and the Chief Executive Officer of Company A, in March 2007 the Company Board held a meeting at which it considered Company A’s expression of interest. At this meeting, the Company Board concluded that the range of value being offered by Company A was inadequate. However, in its consideration of Company A’s expression of interest, the Company Board reviewed the Company’s short and long-term business strategies as well as market trends in the industry and the challenges confronting the Company in attaining its strategic objectives and concluded that it would be advisable to consider the Company’s potential attractiveness to other companies in the engineering and design software solutions space.

Following the Company Board’s deliberations in March 2007, the Company Board established a special transaction committee in April 2007 consisting of Frank W. Haydu III and Robert J. Lepofsky, both of whom are independent directors, to assist the Company Board in exploring a potential sale transaction (the “Transaction Committee”). The Company Board delegated to the Transaction Committee the authority to consider and approve the terms of the Company’s engagement of a financial advisor, oversee the process by which the Company would solicit indications of interest from potentially interested parties and engage in discussions and negotiations with such parties. In June 2007, representatives from Jefferies Broadview, a division of Jefferies & Company, Inc., (“Jefferies”) met with the Transaction Committee and then with members of the Company Board to discuss the then current merger and acquisition environment and the Company’s potential attractiveness as an acquisition target. Representatives of Goodwin Procter LLP (“Goodwin Procter”), the Company’s outside legal counsel, also attended these meetings. The Company Board and Transaction Committee discussed with Jefferies ways to maximize stockholder value and various strategic alternatives, including a possible sale of or other strategic transaction involving the Company. Based on these discussions, the Company Board authorized Jefferies to conduct a competitive process to solicit interest for the strategic sale of the Company. The Company Board further instructed the Transaction Committee, the Company’s management team and Jefferies to carry out such process in a reasonably expeditious manner so that the Company could evaluate the level of interest in an acquisition transaction and weigh the relative benefits to stockholders of moving forward with a sale of the Company compared with continuing to grow the business independently. The Company Board considered the potential advantages and disadvantages of discussing a potential transaction with other parties, including the potential disruptions to the Company’s business of a long and protracted process, in particular the effect on customers and employees. The Company Board discussed with Jefferies the parties who had the ability and potential interest to acquire the Company and instructed Jefferies initially to solicit indications of interest from 21 companies (inclusive of Autodesk) in the enterprise software solutions, CAD and engineering software solutions, PLM software solutions and manufacturing software solutions industries.

Of the 21 companies that the Company approached, three expressed preliminary interest in the Company and entered into confidentiality agreements with the Company. Autodesk expressed a general interest in the Company but in light of then existing business and strategic reasons indicated that it was unable at that time to consider a strategic transaction with the Company. Throughout the summer of 2007 and into the fall of 2007, management and Jefferies held various discussions with the three companies that executed confidentiality agreements to gauge their respective levels of interest in potentially acquiring the Company. During this same period of time, the Transaction Committee and the Company Board met periodically to discuss the status of the discussions. In addition, in October 2007 a computer aided design and manufacturing software solutions company (“Company B”) with whom the Company had previously had discussions concerning the Company’s potential acquisition of Company B raised the possibility of acquiring the Company. However, Company B indicated that it would have to secure financing in order to be in a position to make a credible proposal to the Company and, accordingly, discussions did not progress further at that time. In October 2007 the Company also initiated contact with a company in the plastic injection molding equipment and services space (“Company C”) with whom the Company was familiar. In addition, in the fall of 2007 the Company approached three private equity firms that the Company Board believed might be logical financial buyers for the Company, but all of these firms indicated that they were not interested in exploring a potential acquisition of the Company. Accordingly, in November 2007, following a discussion of the status of the process and after having received no indications of interest from the any of the prospective buyers with whom contact was initiated and concluding that any such interest was not likely to be forthcoming in the near term, the Company Board terminated its formal sale process and disbanded the Transaction Committee.

On December 4, 2007, representatives of Company C and management of the Company exchanged e-mails regarding potential dates in January 2008 on which the parties could meet to discuss whether Company C might have an interest in exploring a strategic transaction with the Company.

On December 19, 2007, Kenneth R. Welch, the Company’s Chief Operating officer, received a telephone call from Robert Kross, Senior Vice President, Manufacturing Solutions, of Autodesk. On this call, Mr. Kross indicated that Autodesk was now in a position to explore a potential strategic transaction with the Company. A follow up telephone conversation took place on December 20, 2007 between business development representatives of the Company and Autodesk at which the parties agreed to meet on January 24, 2008 to discuss Autodesk’s level of interest. In anticipation of that meeting, the parties executed a customary confidentiality agreement effective as of January 1, 2008. In view of these discussions, the Company Board called a special meeting for January 28, 2008 to discuss Autodesk’s inquiry and expression of interest.

On January 21, 2008, representatives of Company C and management of the Company exchanged e-mails regarding potential dates on which the parties could meet to discuss whether Company C might have an interest in exploring a strategic transaction with the Company.

On January 24, 2008, representatives of the Company and Autodesk held a meeting at which the Company’s representatives provided an overview of the Company’s business and operations and representatives of Autodesk provided an overview of the strategic objectives of the business unit into which the Company would be integrated should a transaction between the parties occur. In addition, the parties discussed Autodesk’s approach to acquisitions and requirement to have an exclusivity period to conduct diligence.

On January 25, 2008, a financial advisor to one of the 21 companies that had participated in the Company’s 2007 sale process (“Company D”) met with Mr. Lepofsky. During this discussion, Company D’s financial advisor indicated that Company C was considering re-engaging in discussions with the Company regarding a possible strategic transaction.

At the January 28, 2008 meeting of the Company Board, the Company Board discussed in general terms the discussions that had taken place with representatives of Autodesk. Goodwin Procter reviewed with the Company Board its fiduciary duties in connection with considering a potential sale of the Company. The Company Board concluded that it would be advisable for representatives of Jefferies and Goodwin Procter to attend the Company’s Board regularly scheduled meeting to be held on January 31, 2008 and to further discuss Autodesk’s approach.

At the January 31, 2008 meeting of the Company Board, the Company’s management, representatives from Jefferies and Goodwin Procter LLP, discussed Autodesk’s indication of interest in the context of the Company’s long-term and short-term business strategies. In particular, they discussed the focus on the Company’s computer aided engineering software solutions business following the disposition of the Company’s manufacturing solutions business in June 2007 and the execution risks inherent in that strategy, then existing conditions in the markets generally as well as in the Company’s industry, the current mergers and acquisitions environment, and the process undertaken by the Company in 2007 which had not resulted in the receipt of any indications of interest to acquire the Company. The Company Board discussed with its advisors the Company Board’s fiduciary duties and the implications of the Company’s consideration of Autodesk’s interest in light of the fact that the Company was not actively looking to engage in a sale or other strategic transaction. The Company Board also discussed valuation and other relevant matters. The Company Board engaged in general discussions around the strategic reasons to pursue such a transaction with Autodesk should it make a formal offer, as well as the potential advantages and disadvantages of discussing a potential transaction with other parties. The Company Board also discussed potential disruptions to the Company’s business should such a “market check” be pursued or if a transaction were announced, and in particular, the likelihood that a market check would be productive in view of the formal sale process recently undertaken by the Company. The Company Board also discussed Company D’s inquiry and the likelihood that Company D might have an interest in pursuing a strategic transaction with the Company. In addition, the Company Board discussed the circumstances surrounding the termination of discussions with Company C in November 2007 and the status of Company C’s potential interest. Following this discussion, the Company Board concluded that it would be in the best interests of the Company’s stockholders to consider a possible strategic transaction with Autodesk should Autodesk make a specific offer to acquire the Company, and to further consider the advisability of conducting a “market check” at such time. At the conclusion of this meeting, the Company Board reconstituted the Transaction Committee, consisting of Messrs. Haydu and Lepofsky.

On February 5, 2008, representatives of Autodesk and the Company met to discuss technical matters relating to the Company’s products and technology. Throughout the rest of February 2008 and through March 20, 2008, the parties engaged in various discussions concerning the Company’s business and Autodesk’s strategic objectives as they related to participation in the markets served by the Company’s products. During these meetings, the parties also discussed Autodesk’s acquisition history and its general views as to the acquisition process, including valuation matters. In addition, during this period, the Company furnished various diligence materials to Autodesk.

On February 11, 2008, the Company received a telephone call from a representative of Company B in which Company B expressed an interest in pursuing discussions concerning a possible strategic transaction with the Company. During this call, Company B’s representative indicated that Company B was exploring the possibility of raising sufficient financing in order to be in a position to engage in more meaningful discussions with the Company.

On February 15, 2008, the Company received an e-mail from Company D’s financial advisor in which the Company was informed that, among other things, given the then existing market conditions, Company D was not interested in engaging in discussions with the Company concerning a possible strategic transaction.

On February 27, 2008, representatives of Company C and the Company held a meeting at which Company C indicated that it was not interested in pursuing discussions with the Company concerning a strategic transaction between the two companies at that time.

On February 27, 2008, a teleconference was held between business development representatives of Autodesk and members of the Company’s management during which the Autodesk representatives further discussed Autodesk’s acquisition and integration approach and Autodesk reiterated the exclusivity period requirement.

On March 11, 2008, a representative of Company B contacted the Company and indicated that Company B was not interested in pursuing discussions with the Company in view of Company B’s inability to obtain necessary financing.

In early March 2008, the board of directors of Autodesk (“Autodesk’s Board of Directors”) discussed a possible acquisition of the Company with representatives of Autodesk’s management.

In a letter dated March 20, 2008, Mr. Kross communicated to Mr. Thomas a non-binding proposal for Autodesk to acquire the Company in an all cash, two-step tender offer and merger transaction valued at $21.00 per share. The Company’s closing price per share on the Nasdaq Global market on this day was $16.72. Autodesk’s proposal also requested that the Company grant Autodesk a 45 day exclusivity period within which Autodesk would conduct further due diligence and the parties would negotiate definitive transaction documents. In addition, the proposal contained certain other terms, including terms relating to the circumstances under which Autodesk would be required, or otherwise would have the discretion, to extend the duration of the tender offer, the conditions to Autodesk’s obligations to consummate the tender offer, and the ability of the Company to accept a superior, competing transaction and terminate the merger agreement, which Autodesk conditioned upon payment by the Company to Autodesk of a termination fee equal to 3.5% of the transaction value.

On March 24, 2008, the Transaction Committee held a meeting to discuss Autodesk’s proposal. Representatives of Goodwin Procter discussed with the committee the fiduciary duties of directors under the present circumstances. The Transaction Committee also discussed the sale process that the Company had engaged in during 2007 and the recent discussions and communications with Company B, Company C and Company D. In addition, the committee discussed the fiduciary duties of the directors in connection with the granting of exclusivity to any potential buyer and the advisability of engaging in a “market check.” Representatives of Jefferies then reviewed and discussed certain preliminary financial analyses regarding Autodesk’s proposal, including the market valuation of certain comparable companies and valuation metrics in relation to other transactions in the software and technology space. The committee also reviewed the Company’s financial outlook for the third quarter and full fiscal year 2008.

On March 25, 2008, the Company Board convened a meeting to discuss Autodesk’s proposal. Representatives of Goodwin Procter discussed with the Company Board the fiduciary duties of directors under the present circumstances. The Company Board then discussed the sale process that the Company had engaged in during 2007 and the recent discussions and communications with Company B, Company C and Company D. The Company Board also discussed the fiduciary duties of the directors in connection with the granting of exclusivity to any potential buyer and the advisability of engaging in a “market check.” Representatives of Jefferies reviewed and discussed certain preliminary financial analyses regarding Autodesk’s proposal, including the market valuation of certain comparable companies and valuation metrics in relation to other transactions in the software and technology space. The Company Board also reviewed the Company’s financial outlook for the third quarter and full fiscal year 2008. Following these discussions, the Company Board and its advisors discussed the likelihood that a market check would be productive in view of the formal sale process recently undertaken by the Company. The Company Board also discussed whether other specific potential strategic acquirors would likely pursue a transaction given their current strategic focus. In addition, the Company Board discussed the risk of leaks that might arise from any market check within the industry and the significant loss of the Company’s business which could result from any such leaks. Based on the foregoing discussion, the Company Board concluded that engaging in a pre-signing market check was unlikely to result in a proposal superior to the Autodesk proposal, but could create a significant risk of long-term disruption to the Company’s business, particularly if a transaction were not to occur.

The members of the Company Board agreed that the offer price proposed by Autodesk appeared to provide substantial value for the Company’s stockholders and could well exceed the potential share price growth that otherwise would likely be achieved over a significant period of time, particularly in light of the execution risks in the Company’s strategic business plan as well as in the Company’s industry and the markets more generally. However, given the perceived strategic value and market penetration opportunities that would be available to Autodesk if the transaction were consummated, the Company Board and its advisors agreed to not accept the $21.00 per share proposal and to instead authorized the Transaction Committee to seek to obtain a higher price per share from Autodesk. In addition, the Company Board agreed that it would, under certain circumstances (including if Autodesk were willing to agree to increase its offer price), be appropriate to agree to engage in exclusive negotiations with Autodesk and to forego the ability to respond to any other potential buyers in the event that the appropriate set of terms could be agreed upon with Autodesk.

In the afternoon of March 25, 2008, the Transaction Committee authorized the Company’s management and advisors to communicate to Autodesk a non-binding counterproposal of $22.85 per share. The Transaction Committee also proposed various other changes to the terms of Autodesk’s March 20, 2008 proposal, including additional circumstances under which Autodesk would be required to extend the tender offer, certain of the closing conditions and the size of the termination fee, which the Company proposed be reduced to 2.7% of the transaction value. The Company’s non-binding counter proposal provided for a 21 day exclusivity period within which Autodesk could conduct further due diligence and the parties could negotiate definitive transaction documents. The terms of the Company’s counter proposal were communicated to representatives of Autodesk in the afternoon of March 25, 2008. The Company emphasized the importance of price and certainty to close to the Company’s willingness to grant Autodesk exclusivity. The Company also stressed the importance of moving expeditiously during the proposed exclusivity period in order to minimize potential disruption to the Company’s business and unnecessary distraction to the Company’s management and the Company Board. Following this communication, management and its advisors updated the Company Board as to the status of the discussions.

On March 27, 2008, the Company received a revised non-binding proposal from Autodesk. Under the terms of the revised proposal, Autodesk increased its price to $22.00 per share and agreed to certain other terms of the Company’s counterproposal, including the additional circumstances under which Autodesk would be required to extend the tender offer and the size of the termination fee. Autodesk’s revised proposal was conditioned upon the Company agreeing to a 35 day exclusivity period within which Autodesk could conduct further due diligence and the parties could negotiate definitive transaction documents.

Following receipt of Autodesk’s revised proposal, the Transaction Committee met on March 27, 2008 to discuss the status of the negotiations between the parties. The Transaction Committee discussed the material terms of the revised proposal, including the $22.00 price offered by Autodesk. The committee received a presentation by Jefferies regarding Autodesk’s revised proposal from a financial point of view. Consistent with the Company Board’s authorization, the Transaction Committee concluded that the Company should accept in substance the terms of Autodesk’s revised proposal, including by providing Autodesk a 35 day period of exclusive negotiations and due diligence, and seek to reach agreement as expeditiously as possible on a non-binding term sheet setting forth such terms and conditions within the parameters discussed by the Transaction Committee at the meeting. Following this communication, management and its advisors updated the Company Board as to the status of the discussions. In addition, the Company entered into a letter agreement with Jefferies reinstating the terms of Jefferies original engagement with the Company.

Throughout the day on March 28, 2008, the Company and Autodesk, with assistance from their legal and financial advisors, negotiated and finalized a non-binding term sheet reflecting the terms agreed to by the parties, including the offer price of $22.00 per share, and subject to completion of due diligence, a definitive merger agreement and other customary transaction documents and approval by each company’s board of directors. The parties on that day also executed an exclusivity agreement providing Autodesk with a 35 day period of exclusive negotiations and due diligence and restricting Autodesk from taking certain unsolicited actions against the Company for a specified period of time (the “Exclusivity Agreement”).

During the week of March 31, 2008, the Company provided Autodesk with access to an electronic data room to permit Autodesk to conduct continued due diligence on the Company. During the period between

March 31, 2008 and May 1, 2008, representatives of Autodesk conducted extensive due diligence on the Company and numerous meetings and teleconference calls were held between various representatives and legal advisors to the respective companies.

On April 8, 2008, Autodesk’s legal counsel circulated a first draft of a proposed merger agreement. Over the next three weeks, the parties negotiated the merger agreement and related documents and several drafts of the merger agreement and related documents were exchanged between the parties. The parties discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the compensation and benefits of the Company’s executive and non-executive employees following the transaction, the conduct of the Company’s business between signing and closing of the transaction, regulatory matters (including necessary antitrust filings), the parties’ respective conditions to closing (in particular the circumstances that would or would not trigger the ”material adverse effect” closing condition), the Company’s ability to respond to unsolicited inquiries following the announcement of the transaction, the rights of the parties to abandon the transaction, and the terms of customary tender and voting agreements requested by Autodesk. In addition, during this time period, Autodesk also commenced discussions with certain key senior executives of the Company concerning retention agreements.

On April 10, 2008, Mr. Thomas received a voicemail message from the Vice President, Business Development of a company that had participated in the Company’s 2007 sale process (“Company E”) seeking to reconnect and discuss the parties’ respective businesses.

On April 14, 2008, the Transaction Committee convened a meeting to discuss the proposed terms of the transaction, including the status of the proposed definitive merger agreement and related documents. Representatives of the Company’s management and Goodwin Procter updated the Transaction Committee on the progress to date, including the anticipated timing for Autodesk to complete its due diligence, the anticipated timing for the parties to complete negotiations of the merger agreement and related documents and the material unresolved issues under continued discussion by the parties. The Transaction Committee also discussed the message from Company E received by Mr. Thomas. In particular, the Transaction Committee considered the fact that the Company was bound to the terms of the Exclusivity Agreement, which prohibited the Company from engaging in discussions or negotiations with any party other than Autodesk with respect to a transaction involving the sale of the Company for the duration of the exclusivity period. The Transaction Committee also considered the fact that, in its judgment, Company E’s inquiry represented, at best, a possible expression of interest, as well as the fact that the Company and Autodesk had agreed to a non-binding term sheet and were significantly far along in negotiating the terms of definitive transaction documents. In addition, the Transaction Committee noted that Autodesk had been performing diligence on the Company for several months and that even if Autodesk were to waive its exclusivity, which was highly unlikely, inviting another party at this time to conduct the due diligence necessary to make a proposal to acquire the Company would significantly delay the Company’s process with Autodesk and create a substantial risk that Autodesk would withdraw its proposal and terminate discussions with the Company. Finally, the Transaction Committee considered the fact that should Company E ultimately develop a serious interest in acquiring the Company, Company E would not be prohibited from making such a proposal following the execution of a definitive merger agreement between the Company and Autodesk. For these reasons, the Transaction Committee concluded that it would not be prudent nor in the best interests of stockholders to respond to Company E. Following this meeting, management and its advisors updated the Company Board as to the Transaction Committee’s discussions.

On April 30, 2008, the Company Board convened a meeting to discuss the proposed terms of the transaction and the proposed definitive merger agreement and related documents. All the members of the Company Board were present, along with representatives of Jefferies and Goodwin Procter. At the meeting, Goodwin Procter provided an overview of the process to date as well as a presentation regarding the material terms of the Merger Agreement. Jefferies also reviewed with the Company Board an analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by the Company’s stockholders in the Offer and the Merger was fair, from a financial point of view, to the Company’s stockholders. The Company Board asked numerous questions of management, Jefferies and Goodwin Procter, and discussed at length the advantages and risks of the proposed transaction that are described in ”Reasons for the Recommendation of the Company Board” below. Following this discussion, the Company Board unanimously approved the $22.00 per share price and the other terms of the transaction, determined that the Merger Agreement and the Offer and the Merger were advisable, and in the best interests of the Company and its stockholders, unanimously approved the Offer and the Merger in accordance with the Delaware General Corporation Law, unanimously approved the Merger Agreement and recommended that the Company’s stockholders accept the Offer, tender their shares into the Offer, and, if required by applicable law, adopt the Merger Agreement. In addition, the Company’s compensation committee approved and ratified the compensation arrangements described above under “Arrangements with Current Executive Officers and Directors of the Company” and other employee benefit matters.

On May 1, 2008, Autodesk’s Board of Directors met with representatives of management and Wilson, Sonsini Goodrich & Rosati, Professional Corporation, Autodesk’s outside legal counsel. Members of Autodesk’s management updated Autodesk’s Board of Directors on the recent developments in the negotiations with the Company and reviewed the terms of the proposed transaction and the Merger Agreement. Representatives of Autodesk’s management reviewed with Autodesk’s Board of Directors the business and legal due diligence process and the results of Autodesk’s diligence review of the Company. This was followed by a discussion of internal controls at the Company, the proposed reporting structure at the Company following the proposed transaction, the potential markets and business opportunities available to Autodesk following the proposed transaction and the expected financial impact to Autodesk of the proposed transaction. Following this discussion, Autodesk’s Board of Directors approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

On May 1, 2008 at approximately 4:00 p.m. Eastern Time, the Company, Autodesk and the Purchaser executed the Merger Agreement, and all signatories to the Tender and Voting Agreements executed such agreements.

On May 1, 2008 at 4:25 p.m. Eastern Time, Autodesk issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by the DGCL, vote their shares of Common Stock in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Company Board consulted with the Company’s senior management, legal counsel and financial advisor. The Company Board also consulted with outside legal counsel regarding the Company Board’s fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Jefferies discussed below, the Company Board concluded that entering into the Merger Agreement with Autodesk would yield the highest value reasonably available for the Company’s stockholders and is in the best interests of the Company’s stockholders.

The following discussion includes all material reasons and factors considered by the Company Board in making its recommendation, but is not, and is not intended to be, exhaustive.

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects, if the Company were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Company Board also discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, the uncertainty of being able to expand the Company’s direct sales channels, the impact of general economic market trends on the Company’s sales, the continued consolidation in the Company’s industry and increased competition (especially from competitors with greater name recognition and financial and other resources), as well as the general risks of market conditions that could reduce the Company’s stock price;

•	Strategic Alternatives. The Company Board considered the possible alternatives to the acquisition by Autodesk (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Common Stock. The Offer Price to be paid in cash for each share of the Common Stock would provide stockholders with the opportunity to receive a significant premium over the market price of the Common Stock. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented (a) a premium of 12.1% over $19.62, the closing price per share of the Common Stock on the Nasdaq Global Market on April 29, 2008, the last trading day prior to the date of the Company Board’s meeting to approve the Merger Agreement, (b) a premium of 18.3% over $18.60, the 20 day average trading price per share of the Common Stock prior to the date of the Company Board’s meeting to approve the Merger Agreement, (c) a premium of 29.2% over $17.03, the three month average trading price per share of the Common Stock prior to the date of the Company Board’s meeting to approve the Merger Agreement, (d) a premium of 36.0% over $16.18, the six month average trading price per share of the Common Stock prior to the date of the Company Board’s meeting to approve the Merger Agreement, (e) a premium of 23.4% over $17.82, the one year average trading price per share of the Common Stock prior to the date of the Company Board’s meeting to approve the Merger Agreement, (f) a discount of 10.0% from $24.45, the high share price over the trailing 52-week period, and (g) a premium of 84.9% over $11.90, the low share price over the trailing 52-week period;

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration;

•	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding shares of Common Stock, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Autodesk and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their shares of Common Stock in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•	Business Reputation of Autodesk. The Company Board considered the business reputation of Autodesk and its management and the substantial financial resources of Autodesk and, by extension, Purchaser, which the Company Board believed supported the conclusion that a transaction with Autodesk and Purchaser could be completed relatively quickly and in an orderly manner. The Company Board also considered the impact of the Offer and the Merger on the Company’s employees, business partners and customers;

•	Opinion of the Company’s Financial Advisor. The Company Board considered the financial analyses and opinion of Jefferies delivered orally to the Company Board and subsequently confirmed in writing to the effect that, as of April 30, 2008 and based upon and subject to the factors and assumptions set forth therein, the $22.00 in cash to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Jefferies’ written opinion, dated as of April 30, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies is attached hereto as Annex II to this Schedule 14D-9. We urge you to read this opinion carefully and in its entirety. Jefferies’ opinion is directed to the Company Board, addresses only the fairness from a financial point of view of the consideration pursuant to the Merger Agreement to holders of Shares, and does not address any other aspect of the Offer or constitute a recommendation to any holder of Shares as to whether to accept the Offer. The summary of Jefferies’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion;

•	Alternative Proposals. The Company Board considered the results of the process that the Company Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives. The Company Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price. Based on the results of that process, the Company Board believed that the Offer Price obtained was the highest that was reasonably attainable; and

•	The Merger Agreement. The Company Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and the termination fee payable by the Company. These provisions included:

•	Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussions or negotiations regarding an Acquisition Proposal, the Merger Agreement does permit the Company Board, subject to compliance with certain procedural requirements (including that the Company Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement)), (1) to furnish information with respect to the Company and its subsidiaries to a person making such unsolicited Acquisition Proposal and (2) to participate in discussions or negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;

•	Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives an Acquisition Proposal (as defined in the Merger Agreement), the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, if (1) the Acquisition Proposal constitutes a Superior Proposal, (2) the Company and its Subsidiaries have not breached certain terms of the Merger Agreement relating to solicitation of Acquisition Proposals, (3) after consultation with its outside legal counsel and financial advisors if the Company Board determines in good faith that the failure to withdraw or change its recommendation or declaration of advisability would be reasonably likely to result in a breach of the Company Board’s fiduciary duties to the Company’s stockholders, (4) the Company Board provides Autodesk with a right to make, and to meet with the Company to negotiate one or more, counterproposals to any the Superior Proposal and (5) the Acquisition Proposal continues to constitute a Superior Proposal after taking into account any counterproposals made by Autodesk. In order for the Company Board to terminate the Merger Agreement following a change in recommendation, it must concurrently pay Autodesk a termination fee of $7,500,000 in cash;

•	Termination Fee. The Company Board was of the view that the $7,500,000 termination fee payable by the Company to Autodesk, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into or intended to enter into a more favorable transaction;

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Autodesk’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Autodesk’s ability to secure financing commitments;

•	Material Adverse Effect. The Company Board considered the provisions in the Merger Agreement that any change or effect proximately related to the Company or its business resulting from the announcement of the execution of the Merger Agreement or the pendency of the Offer, or any failure to meet internal or published projections or forecasts for any period (in and of itself) are excluded from the determination of whether a material adverse effect has occurred that would permit Autodesk to elect not to consummate the Offer;

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser would have the ability to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived; and

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

•	Risks of the Transaction. In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•	the fact that the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Autodesk;

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, executive officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company’s continuing business could potentially result in a loss of customers, business partners and employees;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customer and reseller relationships, operating results, stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Autodesk might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the consideration to be received by the stockholders in the Offer and the Merger would be taxable to the stockholders for federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

(c)	Opinion of Financial Advisor to the Company.

The Company retained Jefferies to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other business combination. The Company selected Jefferies to act as its financial advisor based on Jefferies’ qualifications, expertise and reputation and its knowledge of the business and affairs of the Company.

Jefferies was engaged to render an opinion to the Company’s Board of Directors as to whether the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates). On April 30, 2008, Jefferies delivered to the Company’s Board of Directors its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications and factors contained in its opinion, the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates). The April 30, 2008 opinion of Jefferies is referred to hereinafter in this section entitled “Opinion of Financial Advisor to the Company” as the “Opinion.”

The full text of the Opinion is attached to this Schedule 14D-9 as Annex II and incorporated by reference in this Schedule 14D-9. We urge you to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at the Opinion.

The Opinion is for the use and benefit of the Company’s Board of Directors in its consideration of the Offer and the Merger. The Opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Offer, the Merger, the terms of the Merger Agreement or the documents referred to therein. The Opinion does not constitute a recommendation as to whether any holder of Shares should tender Shares in the Offer or as to how any holder of Shares should vote on the Merger or any matter related thereto. In addition, the Company’s Board of Directors did not ask Jefferies to address, and the Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Shares. Jefferies expresses no opinion as to the price at which Shares will trade at any time. Furthermore, Jefferies does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, any of the Company’s officers, directors or employees, or any such class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Merger Consideration to be received by holders of Shares. The Opinion has been authorized by a fairness committee of Jefferies.

In arriving at the Opinion, Jefferies has, among other things:

•	reviewed a draft dated April 29, 2008 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in bullets (2) and (3) above;

•	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering the Opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company. Jefferies has not been furnished with any such evaluations or appraisals of such physical inspections, nor does Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies notes that projecting future results of any company is inherently subject to uncertainty. The Company has informed Jefferies, however, and Jefferies has assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company. Jefferies expresses no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

The Opinion was based on economic, monetary, regulatory, market and other conditions as such conditions existed as of the date of the Opinion and were evaluated as of the date of the Opinion. Jefferies has no undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion of which Jefferies becomes aware after the date of the Opinion.

Jefferies has made no independent investigation of any legal or accounting matters affecting the Company. Jefferies has assumed the correctness in all material respects to its analysis of all legal and accounting advice given to the Company and the Company’s Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing the Opinion, Jefferies did not take into account any tax consequences of the transactions to any holder of Shares. Jefferies has assumed that the final form of the Merger Agreement would be substantially similar to the draft, dated April 29, 2008, reviewed by Jefferies. Jefferies has also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Offer or the Merger.

The following is a brief summary of the analyses performed by Jefferies in connection with the Opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies, but the summary includes all material factors considered by Jefferies in rendering the Opinion. Jefferies did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, the analyses performed by Jefferies must be considered as a whole. Considering any portion of such analyses and/or any portion of any factor considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in the Opinion. Each analysis performed by Jefferies is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Jefferies believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Jefferies to arrive at the Opinion.

Comparable Public Company Analysis

Comparable Public Company Analysis is a method of valuing an entity relative to publicly traded companies with similar products or services, similar operating or financial characteristics, or similar customers or markets. Jefferies reviewed and compared selected financial data for five publicly traded companies that Jefferies deemed comparable to the Company based on their participation in the Computer Aided Design/Computer Aided Engineering and Product Lifecycle Management segment of the software industry and having EBITDA (earnings before interest, taxes, depreciation and amortization) margins of greater than ten percent for the last twelve-month period (“LTM”) ended December 31, 2007 (except in the case of Dassault Systemes S.A. (LTM ended March 31, 2008), Parametric Technology Corporation (LTM ended March 29, 2008) and Autodesk, Inc. (LTM ended January 31, 2008)). The comparable companies chosen by Jefferies included:

• ANSYS, Inc.	• MSC.Software Corporation
• Autodesk, Inc.	• Parametric Technology Corporation
• Dassault Systemes S.A.

For each of the comparable companies, Jefferies calculated total enterprise value (“TEV”) as a multiple of (i) that company’s revenue for the noted LTM periods; (ii) that company’s projected revenue, to the extent available, for the year ending June 30, 2008, as calculated from selected analyst reports and calendarized to June 30, 2008; (iii) that company’s projected revenue, to the extent available, for the year ending June 30, 2009, as calculated from selected analyst reports and calendarized to June 30, 2009; (iv) that company’s EBITDA for the noted LTM periods; (v) that company’s projected EBITDA, to the extent available, for the year ending June 30, 2008, as calculated from selected analyst reports and calendarized to June 30, 2008; and (vi) that company’s projected EBITDA, to the extent available, for the year ending June 30, 2009, as calculated from selected analyst reports and calendarized to June 30, 2009. TEV was calculated as equity market capitalization plus total debt, less cash and cash equivalents. Jefferies also calculated price-to-earnings (P/E) multiples for each of the comparable companies by dividing each company’s respective closing stock price on April 29, 2008 (except that Jefferies used ANSYS, Inc.’s closing stock price on March 28, 2008, one day prior to ANSYS, Inc.’s acquisition of Ansoft Corporation) by (i) that company’s diluted earnings per share (“EPS”) for the noted LTM periods; (ii) that company’s projected diluted EPS, to the extent available, for the year ending June 30, 2008, as calculated from selected analyst reports and calendarized to June 30, 2008; and (iii) that company’s projected diluted EPS, to the extent available, for the year ending June 30, 2009, as calculated from selected analyst reports and calendarized to June 30, 2009.

Jefferies then calculated a range of implied enterprise values by multiplying the most representative multiple range within the comparable public company set by: (i) the Company’s revenue for the LTM ended March 31, 2008, which includes preliminary results for the quarter ended March 31, 2008 provided by Company management; (ii) the Company’s projected revenue for the year ending June 30, 2008, based on Company management’s estimates; (iii) the Company’s projected revenue for the year ending June 30, 2009, based on Company management’s estimates; (iv) the Company’s EBITDA for the LTM ended March 31, 2008, which includes preliminary results for the quarter ended March 31, 2008 provided by Company management; (v) the Company’s projected EBITDA for the year ending June 30, 2008, based on Company management’s estimates; and (vi) the Company’s projected EBITDA for the year ending June 30, 2009, based on Company management’s estimates. Jefferies then calculated a range of implied equity prices per Company share by dividing the implied Company equity market capitalization by the number of fully diluted shares outstanding at that price. The resulting ranges of implied equity prices per Company share are set forth in the first six rows of the table below. Jefferies also calculated implied equity prices per share by multiplying the most representative multiple range within the comparable public company set by: (i) the Company’s diluted EPS for the LTM ended March 31, 2008, which includes preliminary results for the quarter ended March 31, 2008 provided by Company management; (ii) the Company’s projected diluted EPS for the year ending June 30, 2008, based on Company management’s estimates; and (iii) the Company’s projected diluted EPS for the year ending June 30, 2009, based on Company management’s estimates. The resulting ranges of implied equity prices per Company share are set forth in the last three rows of the table below.

Representative
Comparable Public
	Company Multiple		Implied Equity Price
	Range		per Share Range

TEV/LTM Revenue	2.00x — 3.75	x	$17.20-$25.27
TEV/Revenue 2008E	2.00x — 3.50	x	$17.48-$24.61
TEV/Revenue 2009E	1.75x — 3.00	x	$17.37-$24.09
TEV/LTM EBITDA	12.0x — 17.0	x	$19.83-$24.75
TEV/EBITDA 2008E	11.0x — 14.0	x	$18.65-$21.57
TEV/EBITDA 2009E	9.0x — 11.0	x	$18.74-$21.13
Share Price/LTM Diluted EPS	18.0x — 24.0	x	$17.19-$22.92
Share Price/Diluted EPS 2008E	18.0x — 23.0	x	$16.83-$21.51
Share Price/Diluted EPS 2009E	15.0x — 22.0	x	$16.76-$24.57

Jefferies then compared the implied equity prices per share against the $22.00 per share in cash to be paid in the Offer and the Merger.

No company utilized in the Comparable Public Company Analysis is identical to the Company. Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market and financial conditions; and other matters, many of which are beyond the control of the Company. Mathematical analysis of comparable public companies in isolation from other analyses is not an effective method of evaluating transactions.

Comparable Transaction Analysis

Comparable Transaction Analysis is a method of valuing an entity relative to recent mergers and acquisitions (“M&A”) transactions involving companies having similar products or services, similar operating or financial characteristics, or similar customers or markets. Jefferies analyzed eight transactions since January 1, 2006 that Jefferies deemed comparable to the Merger based on the target’s involvement in the Computer Aided Design/Computer Aided Engineering and Product Lifecycle Management segment of the software industry and with target revenue less than $1.5 billion for the LTM prior to the announcement of the transaction. Such transactions are summarized in the following table:

Date Announced	Acquiror	Target

03/31/08	ANSYS, Inc.	Ansoft Corporation
10/31/07	Parametric Technology Corporation	CoCreate Software GmbH
05/15/07	Oracle Corporation	Agile Software Corporation
04/27/07	Dassault Systemes S.A.	ICEM Ltd.
01/24/07	Siemens AG	UGS Corp.
04/26/06	Parametric Technology Corporation	MathSoft Engineering & Education Inc.
03/02/06	Dassault Systemes S.A.	MatrixOne, Inc.
02/16/06	ANSYS, Inc.	Fluent Inc.

Jefferies considered certain publicly available historic financial data relating to each transaction and calculated TEV (based on the implied transaction value) as a multiple of (i) the relevant target company’s revenue for the LTM prior to the announcement of the transaction and (ii) the relevant target company’s EBITDA for the LTM prior to the announcement of the transaction. Jefferies then calculated a range of implied transaction values for the Company by multiplying the most representative range within the comparable transaction multiples by the corresponding Company metrics: (i) the Company’s revenue for the LTM ended March 31, 2008, which included preliminary results for the quarter ended March 31, 2008 provided by Company management and (ii) the Company’s EBITDA for the LTM ended March 31, 2008, which included preliminary results for the quarter ended March 31, 2008 provided by Company management. Jefferies then calculated a range of implied equity prices per Company share by dividing the implied Company equity market capitalization by the number of fully diluted shares outstanding at that price. The resulting ranges of implied equity prices per Company share are set forth in the table below:

Representative
Comparable
	Transaction		Implied Equity Price
	Multiple Range		per Share Range

TEV/LTM Revenue	2.5x — 4.0	x	$19.51-$26.42
TEV/LTM EBITDA	12.0x — 16.0	x	$19.83-$23.76

Jefferies then compared the implied equity prices per share against the $22.00 per share in cash to be paid in the Offer and the Merger.

The transactions utilized in the Comparable Transaction Analysis are not identical to the Offer and Merger. In evaluating transactions, Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market and financial conditions; and other matters, many of which are beyond the control of the Company. Mathematical analysis of comparable transactions in isolation from other analyses is not an effective method of evaluating transactions.

Premiums Paid Analysis

Premiums Paid Analysis is a method of valuing an entity by analyzing the premiums paid in selected M&A transactions with public targets. Jefferies reviewed a set of premiums for 33 North American software transactions since January 1, 2006 with implied equity consideration between $50 million and $500 million at announcement.

For each of the target companies involved in the transactions, Jefferies examined the closing stock price one trading day and twenty trading days prior to the announcement of the relevant transaction in order to calculate the high, 75th percentile, median, 25th percentile and low premiums paid by the acquirer over the target company’s closing stock price at those points in time. Jefferies then compared those premiums to the premium implied by the $22.00 per share consideration over the Company’s closing stock prices on the dates one trading day and twenty trading days prior to the delivery of the Opinion on April 30, 2008. A summary of the premiums observed in those analyses is set forth in the table below:

	One Day Prior	20 Days Prior

Premium Percentage
High	79.0%	75.8%
75th Percentile	33.3%	37.9%
Median	21.6%	26.3%
25th Percentile	12.2%	17.2%
Low	(2.1)%	(7.2)%
Implied Equity Price Per Share
High	$35.12	$31.82
75th Percentile	$26.16	$24.97
Median	$23.86	$22.86
25th Percentile	$22.02	$21.22
Low	$19.20	$16.80
Implied Merger Premium Per Share
Consideration of $22.00/share	12.1%	21.5%

The transactions utilized in the Premiums Paid Analysis are not identical to the Offer and the Merger. In evaluating transactions, Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market and financial conditions; and other matters, many of which are beyond the control of the Company. Mathematical analysis of premiums paid in isolation from other analyses is not an effective method of evaluating transactions.

Historical Stock Trading and Transaction Premium Analysis

Jefferies reviewed the average historical trading prices of Company shares for each of the 20-day, three-month, six-month and one-year periods ending on April 29, 2008, which was the last trading day prior to the date on which Jefferies delivered the Opinion. In addition, Jefferies calculated the implied premium represented by the $22.00 per share consideration in the Offer and Merger relative to the average closing prices of Company shares for the 20-day, three-month, six-month and one-year periods as of April 29, 2008. The results of these calculations are summarized in the following table:

	Closing Price on
	April 29, 2008	Implied Premium

Company Share Price	$19.62	12.1%
20-day Average	$18.60	18.3%
3-month Average	$17.03	29.2%
6-month Average	$16.18	36.0%
One-year Average	$17.82	23.4%

Jefferies also noted that the Company’s share price had increased from $13.41 per share to $19.62 per share in the three-month period ending on April 29, 2008, an increase of approximately 46.3%.

Discounted Cash Flow Analysis

Discounted Cash Flow Analysis is a method of valuing an entity relative to the present value of future cash flows subject to the Company’s Weighted Average Cost of Capital (“WACC”). Jefferies examined the value of the Company based on projected free cash flow generated utilizing financial projections from June 30, 2009 to June 30, 2013 that were provided to Jefferies by Company management.

Jefferies ascribed terminal growth rates, which ranged from 3.0% to 5.0%, to the Company management’s projection from June 30, 2009 to June 30, 2013 and calculated a discount factor of 17.4% based on the WACC using the betas of the comparable public companies listed in the “Comparable Public Company Analysis” section. Based on the 3.0%-5.0% range of terminal growth rates and a 13.0%-17.0% range of discount rates, Jefferies calculated implied equity price per share values ranging from $16.94 to $23.25.

Jefferies then compared the implied equity prices per share values against the $22.00 per share in cash to be paid in the Offer and the Merger.

While Discounted Cash Flow Analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including discount rates. The valuation derived from the Discounted Cash Flow Analysis is not necessarily indicative of the Company’s present or future value or results. Mathematical analysis of discounted cash flows (including the Terminal Growth Method) in isolation from other analyses is not an effective method of evaluating transactions.

Conclusion

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at the Opinion, Jefferies considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies believes that selecting any portion of its analysis, without considered all the analyses, would create an incomplete view of the process underlying the Opinion. In performing its analyses, Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market and financial conditions; and other matters, many of which are beyond the control of the Company. The analyses performed by Jefferies are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Jefferies did not recommend any specific consideration to the Company’s Board of Directors or that any specific consideration constituted the only appropriate consideration with respect to the Offer and the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Miscellaneous

Jefferies may seek, in the future, to provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which Jefferies would expect to receive compensation.

Jefferies was engaged by the Company to act as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for its services, a portion of which is payable upon the delivery of the Opinion and a significant portion of which is payable contingent upon consummation of the Offer and the Merger. Jefferies also will be reimbursed for expenses incurred. The Company has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement.

In the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

(d)	Intent to Tender.

To Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors, subsidiaries and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. Except as provided in the Tender Agreements, the foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued shares of Common Stock. A summary of this irrevocable option is described in Item 8(e) below.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company retained Jefferies as its financial advisor in connection with, among other things, the Offer and the Merger (together, the “Transaction”) pursuant to an engagement letter, dated June 7, 2007. The engagement letter was terminated pursuant to a termination letter, dated November 26, 2007 in connection with the termination of the Company’s sale process in the fall of 2007, but the Company subsequently rescinded the termination letter and reinstated the engagement letter from June 7, 2007, pursuant to a reinstatement of engagement letter, dated March 27, 2008. Pursuant to the terms of the engagement letter, as modified by the reinstatement of engagement letter, the Company will become obligated to pay Jefferies a fee upon the closing of the Offer and the Merger, which the Company currently estimates to be approximately $3.2 million. In addition, the Company has agreed to reimburse Jefferies’ expenses (not to exceed $50,000, other than expenses that were approved by the Company) and to indemnify them and certain related parties against certain liabilities arising out of their engagement, including liabilities under the federal securities laws.

Jefferies is a full service securities firm engaged in securities trading, investment management and brokerage activities, as well as providing investment banking, financing, and financial advisory services. In the ordinary course of Jefferies’ trading, brokerage, investment management and financing activities, Jefferies or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities or senior loans of the Company, Autodesk, or any other company, currency or commodity that may be involved in this transaction.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee and non-employee director benefit plans, no transactions in Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company, except for the following:

•	Kenneth Welch sold 5,000 Shares on April 15, 2008 at a weighted average price of $18.27 per share under the terms of a 10b5-1 trading plan adopted by Mr. Welch on December 4, 2007.

•	Pauline Healy (wife of Peter Kennedy) sold 6,000 Shares on April 2, 2008 at a weighted average price of $18.10 per share under the terms of a 10b5-1 trading plan adopted by Mr. Kennedy on December 11, 2007.

•	Kenneth Welch sold 5,000 Shares on March 17, 2008 at a weighted average price of $16.65 per share under the terms of a 10b5-1 trading plan adopted by Mr. Welch on December 4, 2007.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive appraisal rights for the “fair value” of their shares as determined by the Delaware Court of Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)	Anti-takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c)	Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Autodesk or the Company. Private parties (including individual States of the

United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company also conducts business in a number of countries outside the United States. In connection with the Merger Agreement and pursuant to the Offer, the laws of certain of these countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Autodesk and the Company are seeking further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. The Offer is conditioned upon obtaining governmental approvals that Autodesk reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement. The Offer will trigger antitrust notifications in the following jurisdictions:

Germany.  This acquisition of Shares pursuant to the Offer may also be subject to review by the Federal Cartel Office (“FCO”) in Germany. Pursuant to the Act against Restraints of Trade, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCO, and a waiting period of one month has expired or the FCO grants clearance of the transactions contemplated by the Merger Agreement. In the event that the FCO commences a second-stage investigation, the waiting period may be extended for up to an additional three months.

Japan.  Under the Act Concerning Prohibition of Private Monopolisation and Maintenance of Fair Trade, Autodesk is required to file a notification with the Fair Trade Commission of Japan following the consummation of the transactions contemplated by the Merger Agreement, therefore there is no waiting period before which the parties cannot consummate the transaction.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act and the FCO and notification with the Fair Trade Commission of Japan that would be required for Autodesk’s or Purchaser’s acquisition or ownership of the Shares.

(d)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(e)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued shares of the Common Stock in an amount up to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by Autodesk or the Purchaser, constitutes ten thousand (10,000) Shares more than 90% of the Shares after the issuance of the new Shares sold to the Purchaser (determined on a fully diluted basis on the date of determination), provided that (i) this option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option, (ii) this option shall not be exercisable unless, immediately after such exercise and the issuance of the Shares pursuant thereto, Autodesk and the Purchaser together will own at least 90% of the Shares and (iii) this option shall not be exercisable by both Autodesk and the Purchaser.

This option is exercisable once at any time following the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The purchase price owed by the Purchaser to the Company for the newly issued Shares shall be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Purchaser to the Company of a promissory note on terms reasonably satisfactory to the Company and Purchaser. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

(f)	Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser or Autodesk, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated by reference herein.

(g)	Amendment to Shareholder Rights Agreement.

On May 1, 2008, prior to the execution of the Merger Agreement, the board of directors of the Company approved an Amendment (the “Amendment”) to the Shareholder Rights Agreement, dated as of January 29, 2003 between the Company and Computershare Trust Company, N.A. (formerly known as Equiserve Trust Company, N.A.), as rights agent (the “Rights Agent”), as amended (as so amended, the “Rights Agreement”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Merger Agreement and the transactions contemplated thereby. The Amendment provides that the execution and delivery of Merger Agreement and/or tender and voting agreements, or the consummation of the Offer and/or Merger, will not result in either Parent or Purchaser being deemed an “Acquiring Person” (as such term is defined in the Rights Agreement). In addition, the Amendment provides that none of a “Stock Acquisition Date”, a “Distribution Date”, “Section 11(a)(ii) Event” or a “Section 13 Event” (each as defined in the Rights Agreement) shall occur, and that “Rights” (as such term is defined in the Rights Agreement) will not separate from shares of Company Common Stock, in each case, by reason of the approval or execution of the Merger Agreement, the announcement or consummation of the Merger, consummation of the Offer, the Merger Agreement or the transactions contemplated thereby. The Amendment also provides that the Rights Agreement shall expire immediately prior to the Appointment Time (as defined in the Merger Agreement) if the Rights Agreement has not otherwise terminated. If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force and effect. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (e)(20) hereto and is incorporated herein by reference.

(h)	Certain Projections.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Autodesk, the Company provided to Autodesk non-public internal financial forecasts regarding its anticipated future operations for the fiscal year 2008. In connection with Autodesk’s due diligence review, the Company provided Autodesk non-public financial forecasts regarding revenue ($62,751,100) and EBITDA ($14,610,300, exclusive of stock-based compensation expense) for the fiscal year 2008.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Autodesk.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecast not being achieved include, but are not limited to, the success and growth of the company’s products; competition and other risks associated with the market for the Company’s products and services; the Company’s ability to develop and introduce new products or enhancements and fixes to existing products; the Company’s ability to achieve and maintain market acceptance of new products or enhancements; the Company’s ability to attract and retain key personnel; the Company’s ability to protect its intellectual property and other proprietary rights; conflicts with the intellectual property of third parties; adverse regulatory or legal actions; the Company’s ability to manage its growth; the Company’s ability to successfully maintain effective internal controls; and other risks detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission on September 13, 2007. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Autodesk or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Autodesk or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, Autodesk, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Autodesk, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)	Letter to Stockholders of the Company, dated May 15, 2008, from A. Roland Thomas, President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).*
(a)(2)	Offer to Purchase, dated May 15, 2008 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO of Autodesk and Switch Acquisition Corporation filed with the SEC on May 15, 2008).*
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO of Autodesk and Switch Acquisition Corporation filed with the SEC on May 15, 2008).*
(a)(4)	Opinion of Jefferies & Company, Inc., dated April 30, 2008 (included as Annex II to this Schedule 14D-9).*
(a)(5)	Press Release issued by Autodesk, dated May 1, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 2, 2008).

Exhibit No.	Description

(a)(6)	Summary Advertisement as published in The Wall Street Journal on May 15, 2008 (incorporated by reference to Exhibit(a)(1)(viii) to the Schedule TO of Autodesk and Switch Acquisition Corporation filed with the SEC on May 15, 2008).*
(e)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.40 to the Company’s Registration Statement on Form S-1, as amended, as filed with the SEC on November 13, 2000).
(e)(2)	Amended and Restated Executive Employment Agreement between the Registrant and A. Roland Thomas, dated November 2, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2007).
(e)(3)	Executive Employment Agreement between the Registrant and Gregory Magoon, dated November 2, 2007 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2007).
(e)(4)	Amended and Restated Executive Employment Agreement between the Registrant and Kenneth Welch, dated November 2, 2007 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2007).
(e)(5)	Amended and Restated Executive Employment Agreement between the Registrant and Lori M. Henderson, dated November 2, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2007).
(e)(6)	Amended and Restated Executive Employment Agreement between the Registrant and Peter K. Kennedy, dated November 2, 2007.+
(e)(7)	Executive Employment Agreement between the Registrant and Gary Kraemer, dated November 2, 2007.+
(e)(8)	Amended and Restated Executive Employment Agreement between the Registrant and Ian M. Pendlebury, dated November 2, 2007.+
(e)(9)	Acknowledgement Letter, dated May 1, 2008, by and among the Company and A. Roland Thomas.+
(e)(10)	Acknowledgement Letter, dated May 1, 2008, by and among the Company and Gregory Magoon.+
(e)(11)	Acknowledgement Letter, dated May 1, 2008, by and among the Company and Kenneth Welch.+
(e)(12)	Acknowledgement Letter, dated May 1, 2008, by and among the Company and Peter Kennedy.+
(e)(13)	Acknowledgement Letter, dated May 1, 2008, by and among the Company and Gary Kraemer.+
(e)(14)	Acknowledgement Letter, dated May 1, 2008, by and among the Company and Ian Pendlebury.+
(e)(15)	Acknowledgement Letter, dated May 1, 2008, by and among the Company and Lori Henderson.+
(e)(16)	Agreement and Plan of Merger, dated May 1, 2008, by and among Autodesk, Inc., Switch Acquisition Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 2, 2008).
(e)(17)	Confidentiality and Non-Disclosure Agreement by and among the Company and Autodesk, Inc. effective as of January 1, 2008.+
(e)(18)	Exclusivity Agreement, dated March 28, 2008, by and among Autodesk, Inc. and the Company.+
(e)(19)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 10.1 to Autodesk’s Current Report on Form 8-K filed with the SEC on May 2, 2008).
(e)(20)	Amendment to the Shareholder Rights Agreement by and among the Company and Computershare Trust Company, N.A. dated as of May 1, 2008 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 2, 2008).

*	Included in copies mailed to stockholders of the Company.

+	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008	MOLDFLOW CORPORATION

By: /s/ A. Roland Thomas A. Roland Thomas Chairman of the Board of Directors, President and Chief Executive Officer

Annex I

Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 15, 2008 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, with respect to the tender offer by the Purchaser, to the holders of record of shares of the Common Stock. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of the Company’s. Such designation would be made pursuant to Section 1.3 of the Merger.

Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer (the “Offer”) on May 15, 2008 to purchase all of the outstanding Shares, at a purchase price of $22.00 per Share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on June 12, 2008, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and Autodesk with the SEC on May 15, 2008.

Section 1.3 of the Merger Agreement provides that, promptly after such time as the Purchaser accepts for payment shares of Common Stock pursuant to the Offer representing at least a majority of the outstanding shares of the Company and subject to compliance with Section 14(f) of the Securities Exchange, and Rule 14f-1 thereunder, Autodesk will be entitled to designate such number of directors of the Company Board (rounded up to the next whole number) equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser or any of its affiliates bears to the total number of shares of Common Stock then outstanding. In connection with the foregoing, the Company will promptly obtain the resignation of such number of its current directors or increase the size of the board of directors, in compliance with applicable law, as is necessary to enable Autodesk’s designees to be elected or appointed to the Company Board. However, prior to the Effective Time, the Company will always have the right to require the Company Board to have at least two members who are not an officer, director, employee or designee of the Purchaser or any of its affiliates (“Purchaser Insiders”). Following the election or appointment of Autodesk’s designees to the Company Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension by the Company of the time for performance of any of the obligations or other acts of Autodesk or the Purchaser, or waiver of any of the Company’s rights or any of the obligations of Autodesk or the Purchaser, if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company, will require the consent of a majority of the directors of the Company then in office who are not Purchaser Insiders or the approval of the sole director if there shall be only one director then in office who is not a Purchaser Insider.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

A-I-1

The information contained in this Information Statement (including information herein incorporated by reference) concerning Autodesk, Purchaser and Autodesk’s designees has been furnished to the Company by Autodesk, and the Company assumes no responsibility for the accuracy or completeness of such information.

AUTODESK’S DESIGNEES TO COMPANY’S BOARD OF DIRECTORS

Information with respect to the Designees

As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser designees. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Carl Bass	50	Mr. Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is also a director of McAfee, Inc.

George M. Bado	53	Mr. Bado joined Autodesk in October 2002 and serves as Executive Vice President, Worldwide Sales and Services. From October 2004 to April 2006, Mr. Bado served as Senior Vice President, DSG Worldwide Sales and Consulting. From October 2002 to October 2004, Mr. Bado served as Vice President, DSG Worldwide Sales. Prior to joining Autodesk, Mr. Bado served as a consultant to the Board of Directors of ChipData, Inc., a venture backed start up involved in electronic design verification from May 2002 to October 2002. Prior to that, Mr. Bado was Executive Vice President, Sales and Consulting for Innoveda, Inc., an electronic design automation software company, from July 2001 to April 2002 (Innoveda, Inc. was acquired by Mentor Graphics Corporation in April 2002) and from March 2000 to June 2001 was Executive Vice President, Operations for Centric Software, Inc., a product lifecycle management solutions company.

A-I-2

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Robert Kross	54	Mr. Kross has served as Senior Vice President of the Manufacturing Solutions Division since March 2007. Since joining Autodesk in November 1993, Mr. Kross has served as Vice President of the Manufacturing Solutions Division from December 2002 to March 2007 and a director in the Manufacturing Division from February 1998 to December 2002. Prior to that, he was President and co-founder of Woodbourne Inc., a provider of parametric design tools that was acquired by Autodesk in 1993.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of April 30, 2008, there were 12,104,522 shares of Common Stock outstanding. As of the date of this Information Statement, Autodesk and its affiliates do not own any shares of Common Stock.

A-I-3

MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company. This information is current as of April 30, 2008.

Name	Age	Position

A. Roland Thomas	49	Chairman of the Board, President and Chief Executive Officer
Gregory W. Magoon	36	Executive Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary
Kenneth R. Welch	51	Chief Operating Officer
Lori M. Henderson	46	Chief Administrative Officer and General Counsel
Peter K. Kennedy	52	Executive Vice President and Chief Technology Officer
Ian M. Pendlebury	43	Executive Vice President of Product Development
Robert P. Schechter(1)(2)	59	Director
Frank W. Haydu III(2)	60	Director
Roger E. Brooks(1)(2)(3)(4)	63	Director
Robert J. Lepofsky(1)(3)	63	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Lead Director.

A. Roland Thomas has served as a director of the Company or its predecessors since November 1989 and the Company’s President and Chief Executive Officer since June 2002. Prior to that, Mr. Thomas served as the Company’s Vice President of Research and Development from January 1997 through June 2002. Prior to January 1997, he served in various other positions with the Company since 1982. Mr. Thomas holds a Bachelor of Mechanical Engineering degree from the Royal Melbourne Institute of Technology.

Gregory W. Magoon has served as the Company’s Executive Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary since June 2007 and has been employed by the Company since 2001 in the role of Corporate Controller.

Kenneth R. Welch has served as the Company’s Chief Operating Officer since November 2007, as its Executive Vice President and General Manager of the Design Analysis Solutions division since September 2005 and as its Vice President of Marketing and Field Services since July 2002. Mr. Welch has been employed by the Company in various marketing and management roles since November 1996.

Lori M. Henderson has served as the Company’s Chief Administrative Officer and General Counsel since November 2007, as its Executive Vice President, General Counsel and Secretary since September 2005 and its Vice President, General Counsel and Secretary since July 2002. Ms. Henderson has been employed by the Company in various legal and management roles since January 1999.

Peter K. Kennedy has served as the Company’s Executive Vice President and Chief Technical Officer since September 2005 and its Vice President of Technology Development since July 2002. Mr. Kennedy has been employed by the Company in various technical and management roles since 1987.

Ian M. Pendlebury has served as the Company’s Executive Vice President of Product Development since September 2005 and its Vice President of Product Development since July 2002. Mr. Pendlebury has been employed by the Company in various product development and management roles since 1985.

A-I-4

Roger E. Brooks has served as a director of the Company since October 1998. Since March 2004, Mr. Brooks has also served as a director Pantheon Guitars, a builder of acoustic guitars. Since May 2005, Mr. Brooks has served as Chairman of Abierto Networks LLC, a communications solution provider to the convenience store industry. Previously he served as an independent consultant assisting small and medium sized companies on matters of strategy and financing. Prior to that he served as the President and Chief Executive Officer and a director of Intelligent Controls, Inc., an electronics and software manufacturer serving the energy industry, from May 1998 to July 2002, at which time he left the company when it was sold.

Frank W. Haydu III has served as a director of the Company since October 2001. Since November 2001, Mr. Haydu has served as a Managing Director of Valuation Perspectives, Inc., a financial services consulting practice and since August 2005, has served in a consulting capacity at Source Precision Medicine, a life sciences medical supplier. Until May 2001, Mr. Haydu served as the Chairman of Haydu & Lind, LLC, a senior living development company. Mr. Haydu also serves as a director of CombinatoRx, Inc., iParty Corp. and several private companies. Mr. Haydu holds a Bachelor of Arts degree in economics from Muhlenberg College.

Robert J. Lepofsky has served as a director of the Company since December 2003. Mr. Lepofsky is President, Chief Executive Officer and a director of Brooks Automation, Inc., a global leader in factory automation solutions for the semiconductor industry, effective October 1, 2007. Prior to that, Mr. Lepofsky was the Chairman of Westcliff Capital Group, a private holding company. Mr. Lepofsky served as Interim President and Chief Executive Officer of Ensign-Bickford from January 2005 through November 2006. From January 2005, to October 2005, he was a non-executive Chairman of the Board of Helix Technology Corporation, a publicly held producer of innovative vacuum systems for the semiconductor industry, and from January 1989 to December 2004, he was President and Chief Executive Officer of Helix. Mr. Lepofsky is a director of Avantair, Inc., a provider of fractional airline shares. Mr. Lepofsky holds a Bachelor of Science degree from Drexel Institute of Technology.

Robert P. Schechter has served as a director of the Company since January 2000. Mr. Schechter has served as Chairman and Chief Executive Officer of NMS Communications, a provider of hardware and software solutions for the communications industry, since March 1996 and as its President and Chief Executive Officer since April 1995. Mr. Schechter also serves as a director of Soapstone Networks, Inc., a provider of software solutions for telecommunications networks and Unica Corporation, a software company. Mr. Schechter holds degrees from Rensselaer Polytechnic Institute and The Wharton School of the University of Pennsylvania.

Executive officers of the Company are elected by the Company’s Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

Company’s Board of Directors

The Company’s Board of Directors met fourteen times during fiscal year 2007. During fiscal year 2007, each of the directors then serving as a director attended at least 75% of the total number of meetings of the Company Board and of the committees of which he was a member. The Company does not have a policy with respect to directors’ attendance at the Company’s Annual Meeting of Stockholders. One Company Board member attended the Company’s 2006 Annual Meeting of Stockholders. The Company’s Board of Directors has a standing Audit Committee (the “Audit Committee”), a Compensation Committee (the “Compensation Committee”) and a Nominating and Corporate Governance Committee (the “Nominating Committee”). Each of the committees operates under a written charter which was adopted by the Company’s Board of Directors and is available on the Corporate Governance page in the Investors section of the Company’s website at www.moldflow.com.

Audit Committee

The Audit Committee currently consists of Messrs. Haydu, Brooks and Schechter. Mr. Haydu is the chairman of our Audit Committee. The Company’s Board of Directors has determined that Messrs. Haydu, Brooks and Schechter are “independent” as such term is currently defined in the applicable listing standards of the National Association of Securities Dealers, Inc. (the “NASD Rules”), meet the criteria for independence set forth under the rules of the Securities and Exchange Commission, and are able to read and understand fundamental financial statements. The Company’s Board of Directors has also determined that each of Messrs. Haydu, Brooks and Schechter qualify as an “audit committee financial expert” under the rules of the

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Securities and Exchange Commission. Stockholders should understand that this designation is a disclosure requirement of the Securities and Exchange Commission related to Messrs. Haydu’s, Brooks’ and Schechter’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Messrs. Haydu, Brooks or Schechter any duties, obligations or liability that are greater than are generally imposed on them as members of the Audit Committee and the Company’s Board of Directors, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Company’s Board of Directors. The Audit Committee met twelve times during fiscal year 2007.

As described more fully in the charter, the Audit Committee has the authority to appoint, terminate and determine funding for the Company’s independent registered public accounting firm. The Audit Committee reviews the performance of the independent registered public accounting firm in the annual audit of the Company’s financial statements and internal control over financial reporting and in pre-approved assignments unrelated to the audit and approves all fees of the independent registered public accounting firm. The Audit Committee also reviews the scope and results of the audit with the independent registered public accounting firm, reviews the Company’s financial disclosures, reviews with management and the independent registered public accounting firm the Company’s annual operating results, considers the adequacy of the internal accounting procedures and considers matters related to the accounting firm’s independence.

Compensation Committee

The Compensation Committee currently consists of Messrs. Schechter, Brooks and Lepofsky, each of whom is “independent” as such term is currently defined in the NASD rules. Mr. Schechter is the chairman of our Compensation Committee. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, determines the options, restricted stock or other equity grants to be awarded to eligible persons under the Company Option Plans and takes such other action as may be required in connection with the Company’s compensation and incentive plans. The Compensation Committee also reviews the compensation paid to our non-employee directors and may, from time to time, recommend changes to the Company’s Board of Directors for consideration. The Compensation Committee met six times during fiscal year 2007.

Nominating and Corporate Governance Committee

The Nominating Committee currently consists of Messrs. Lepofsky and Brooks, each of whom is “independent” as such term is currently defined in the NASD Rules. Mr. Lepofsky is the chairman of our Nominating Committee. The Nominating Committee oversees the qualification and nomination process for potential director candidates, reviews the continued qualification of existing directors and is responsible for corporate governance oversight. The Nominating Committee met twice during fiscal year 2007.

In the course of reviewing potential director candidates, the Nominating Committee will consider nominees recommended by securityholders of the Company. When considering a potential candidate for membership on the Company’s Board of Directors, the Nominating Committee may consider, in addition to the minimum qualifications and other criteria for Board membership approved by the Company’s Board of Directors, all facts and circumstances that the Nominating Committee deems appropriate or advisable, including, among other things, the skills of the proposed director candidate, his or her availability, depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Company’s Board of Directors. At a minimum, each nominee, whether proposed by a stockholder or any other party, is expected to have the highest personal and professional integrity, shall demonstrate sound judgment, and shall be expected to effectively interact with other members of the Company’s Board of Directors to serve the long-term interests of the Company and its stockholders. In addition, the Nominating Committee may consider whether the nominee has direct experience in the Company’s industry or in the markets in which the Company operates and whether the nominee, if elected, assists in achieving a mix of Board members that represents a diversity of background and experience. The procedures to be followed by securityholders in submitting such recommendations are described below in the section entitled “Submission of Securityholder Recommendations for Director Candidates.”

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Director Independence

The Company’s Board of Directors has determined that each of Messrs. Brooks, Haydu, Lepofsky and Schechter is “independent” as such term is currently defined in the NASD Rules. Therefore, a majority of the Company’s Board of Directors is currently comprised of independent directors, as so defined.

Independent Directors of the Company regularly meet in executive sessions outside the presence of management. The presiding director for these meetings is currently Mr. Brooks, who has been designated as Lead Director. Any interested party who wishes to make a concern known to the independent directors or the Lead Director may forward such communication to: Secretary, Moldflow Corporation, 492 Old Connecticut Path, Suite 401, Framingham, MA 01701. The Secretary of the Company or her designee will make a copy of any communication so received and promptly forward it to Mr. Brooks.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, Messrs. Brooks, Lepofsky and Schechter served as members of the Compensation Committee. During the last year, no executive officer of the Company served as: (i) a member of the compensation committee (or other committee of the Company’s Board of Directors performing equivalent functions, or, in the absence of any such committee, the entire Company Board) of another entity, one of whose executive officers served on the Compensation Committee of the Company, (ii) a director of another entity, one of whose executive officers served on the Compensation Committee of the Company; or (iii) a member of the compensation committee (or other committee of the Company Board performing equivalent functions or, in the absence of any such committee, the entire Company Board) of another entity, one of whose executive officers served as a director of the Company.

Procedures for Recommendation of Director Nominees by Stockholders

All securityholder recommendations for director candidates must be submitted in writing to the Secretary of the Company, Moldflow Corporation, 492 Old Connecticut Path, Suite 401, Framingham, MA 01701, who will forward all recommendations to the Nominating Committee. All securityholder recommendations for director candidates must be submitted to the Company not less than 120 calendar days prior to the date on which the Company’s Proxy Statement was released to stockholders in connection with the previous year’s annual meeting. All securityholder recommendations for director candidates must include (1) the name and address of record of the securityholder, (2) a representation that the securityholder is a record holder of the Company’s securities, or if the securityholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, (3) the name, age, business and residential address, educational background, public company directorships, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate, (4) a description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for Board membership approved by the Company’s Board of Directors from time to time, (5) a description of all arrangements or understandings between the securityholder and the proposed director candidate, (6) the consent of the proposed director candidate to be named in the proxy statement, to have all required information regarding such director candidate included in the proxy statement, and to serve as a director if elected, and (7) any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Policy Governing Securityholder Communications with the Company’s Board of Directors

Securityholders desiring to send communications to the Company’s Board of Directors, or any individual director(s), may forward such communication to: Secretary, Moldflow Corporation, 492 Old Connecticut Path, Suite 401, Framingham, MA 01701. The mailing envelope should contain a notation indicating that the enclosed letter is a “Securityholder-Board Communication.” Any such communication should clearly state whether the intended recipients are all members of the Company’s Board of Directors or certain specified individual director(s). The Secretary of the Company or her designee will make a copy of any securityholder communication so received and promptly forward it to the Company’s Board of Directors or the particular director(s), as the case may be.

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Code of Ethics

The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct, that is applicable to all directors, officers and employees of the Company and its subsidiaries, and a Code of Ethics for CEO and Senior Financial Officers, that includes additional provisions and is applicable to the Company’s CEO, CFO, principal accounting officer and controller. Both the Code of Ethics and Business Conduct and the Code of Ethics for CEO and Senior Financial Officers are available on the Corporate Governance page in the Investors section of the Company’s website at www.moldflow.com. The Company intends to post any amendments to or waivers from the Code of Ethics for CEO and Senior Financial Officers at this location on its website.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table represents certain information as to each beneficial owner of more than five percent of the outstanding Common Stock, each of our directors and named executive officers and all of our directors and executive officers as a group as of April 30, 2008. All individuals listed in the table have sole voting and investment power over the shares reported as owned unless otherwise indicated, subject to community property laws where applicable. The address of the listed stockholders is c/o Moldflow Corporation, 492 Old Connecticut Path, Suite 401, Framingham, MA 01701. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after April 30, 2008 through the exercise of any stock option or other right. Amounts of shares beneficially owned by our directors and executive officers assume the acceleration of stock options and lapse of restrictions on restricted stock and/or restricted stock units upon consummation of the Offer and the Merger as contemplated in the Merger Agreement. The inclusion of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.

	Shares
	Beneficially
Beneficial Owners	Owned(1)	Percentage(2)

RGM Capital, LLC 6621 Willow Park Drive, Suite One Naples, FL 34109(3)	952,389	7.9%
Paradigm Capital Management, Inc. 9 Elk St. Albany, NY 12207(4)	834,575	6.9%
Fidelity Management & Research LLC 1 Federal Street Boston, MA 02210(5)	651,912	5.4%
Rutabaga Capital Management LLC Two Oliver Street Boston, MA 02109(6)	649,367	5.4%
Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, CA 94111(7)	637,647	5.3%
Executive Officers and Directors
A. Roland Thomas(8)	545,438	4.4%
Kenneth R. Welch(9)	149,814	1.2%
Lori M. Henderson(10)	94,576	* %
Gregory W. Magoon(11)	54,050	* %
Roger E. Brooks(12)	65,022	* %
Frank W. Haydu III(13)	55,661	* %
Robert J. Lepofsky(14)	34,765	* %
Robert P. Schechter(15)	42,265	* %
All executive officers and directors as a group(16) (11 persons)	1,305,153	10.0%

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*	Less than 1%.

(1)	Beneficial ownership number includes shares of restricted stock for Messrs. Thomas, Welch, Magoon and Ms. Henderson. Certain of these shares of restricted stock have not vested as of April 30, 2008 and therefore the beneficial ownership is subject to the continued employment of the beneficial owner.]

(2)	Based on 12,104,522 shares outstanding on April 30, 2008.

(3)	Based on information contained in such shareholder’s publicly available filing on Schedule 13G filed with the SEC on February 14, 2008.

(4)	Based on information contained in such shareholder’s publicly available filing on Schedule 13G/A filed with the SEC on February 14, 2008.

(5)	Based on information contained in such shareholder’s publicly available filing on Schedule 13G/A filed with the SEC on February 14, 2008.

(6)	Based on information contained in such shareholder’s publicly available filing on Form 13F filed with the SEC for the period ending March 31, 2008.

(7)	Based on information contained in such shareholder’s publicly available filing on Schedule 13D filed with the SEC on March 10, 2008.

(8)	Includes 125,707 shares held by Mr. Thomas’ spouse. Also includes 238,086 shares that may be acquired pursuant to the acceleration of stock options upon consummation of the Offer and the Merger as contemplated in the Merger Agreement.

(9)	Includes 56,684 shares that may be acquired pursuant to the acceleration of stock options upon consummation of the Offer and the Merger as contemplated in the Merger Agreement.

(10)	Includes 56,580 shares that may be acquired pursuant to the acceleration of stock options upon consummation of the Offer and the Merger as contemplated in the Merger Agreement.

(11)	Includes 34,866 shares that may be acquired pursuant to the acceleration of stock options upon consummation of the Offer and the Merger as contemplated in the Merger Agreement.

(12)	Includes 42,500 shares that may be acquired within 60 days of April 30, 2008 and 12,556 restricted stock units. Restricted stock units are not considered outstanding shares as each unit does not have voting rights. See footnote 2 of the Director Compensation table in this Information Statement.

(13)	Includes 42,500 shares that may be acquired within 60 days of April 30, 2008 and 11,161 restricted stock units. Restricted stock units are not considered outstanding shares and do not have voting rights. See footnote 2 of the Director Compensation table in this Information Statement.

(14)	Includes 25,000 shares that may be acquired within 60 days of April 30, 2008 and 9,765 restricted stock units. Restricted stock units are not considered outstanding shares and do not have voting rights. See footnote 2 of the Director Compensation table in this Information Statement.

(15)	Includes 32,500 shares that may be acquired within 60 days of April 30, 2008 and 9,765 restricted stock units. Restricted stock units are not considered outstanding shares and do not have voting rights. See footnote 2 of the Director Compensation table in this Information Statement.

(16)	Includes 487,119 shares that may be acquired pursuant to the acceleration of stock options upon consummation of the Offer and the Merger as contemplated in the Merger Agreement, 142,500 shares that may be acquired within 60 days of April 30, 2008 and 43,247 restricted stock units. Restricted stock units are not considered outstanding shares and do not have voting rights. See footnote 2 of the Director Compensation table in this Information Statement.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than 10% of the Company’s outstanding shares of Common Stock (collectively, “Section 16 Persons”), to file initial reports of ownership and reports of changes in ownership with the SEC. Section 16 Persons are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain Section 16 Persons that no Section 16(a) reports were required for such persons, during fiscal year 2007, Mr. Thomas filed two Section 16 reports late and Messrs. Welch and Gorgone and Ms. Henderson each filed one Section 16 report late. These errors were remediated immediately upon their discovery.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Committee Report

The Compensation Committee of the Company’s Board of Directors furnished the following report on executive compensation for the fiscal year ended June 30, 2007 in its Proxy Statement on Schedule 14A filed with the SEC on September 21, 2007.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (the “CD&A”) with management and has recommended to the Company’s Board of Directors the inclusion of the CD&A in the Company’s Proxy Statement and Annual Report on Form 10-K for the year ended June 30, 2007, as applicable.

Compensation Committee:
Robert P. Schechter, Chairman
Roger E. Brooks
Robert J. Lepofsky

Overview of Our Compensation Program

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to the principal executive and principal financial officers of Moldflow, our three other most highly compensated individuals who were serving as executive officers at the end of our 2007 fiscal year, and Christopher L. Gorgone, our former principal financial officer who resigned from that position on June 20, 2007. Throughout this Information Statement these individuals are referred to as the “Named Executive Officers.” The Compensation Committee of the Company’s Board of Directors has primary responsibility for establishing and implementing the Company’s overall compensation philosophy and as a result has primary responsibility for setting executive compensation.

The Compensation Committee of the Company’s Board of Directors is comprised solely of non-affiliate independent directors who meet the independence requirements of the NASDAQ and qualify as “outside directors” under Section 162(m) of the Internal Revenue Code. Our Compensation Committee makes all decisions regarding the compensation of our Chief Executive Officer (“CEO”), including establishing the performance goals and objectives for our CEO, evaluating our CEO’s performance in light of the goals and objectives that were set, and determining the CEO’s compensation based on that evaluation.

Our CEO makes recommendations to our Compensation Committee for the compensation of our Chief Financial Officer (“CFO”) and all other Named Executive Officers. Our Compensation Committee and the Company’s Board of Directors may accept or adjust such recommendations as they determine in the best interests of the Company and its stockholders and have final approval over all such compensation decisions. In addition, the Compensation Committee has utilized the Company’s internal compensation studies and an external compensation consultant to provide advice, analysis and recommendations regarding the Company’s executive compensation arrangements. The Company’s Board of Directors, based on recommendations of the Compensation Committee, is responsible for reviewing and approving compensation arrangements for our non-employee directors.

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Objectives of Our Executive Compensation Program

The main objective of our executive compensation program is to attract and retain key executive talent by creating a competitive total rewards package based on the executive attaining short-term performance objectives and long-term strategic goals that align with the creation of shareholder value. We have tied a substantial portion of each executive’s total possible compensation for each fiscal year to Company and individual performance, including a substantial portion of such compensation being of a long term, equity-based nature. Accordingly, our executive compensation program consists of the following three principal elements: base salary, an annual cash bonus plan and equity grants in the form of stock options and restricted stock, with an emphasis on incentive compensation rather than base salary. Our executives are also generally eligible to participate in employee benefit and retirement plans offered by the Company, which currently include a 401(k) plan (or the foreign equivalent) and health care and other insurance programs. The benefit programs available to executives are generally the same as those available to all other eligible employees.

Compensation Philosophy and Principles

Based on these objectives, our Compensation Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation program to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. The program is designed to result in increased total compensation when the Company exceeds its targeted objectives and decreased total compensation when the Company does not meet its targeted objectives. Given the Company’s size and the changing technical and business environment, our Compensation Committee also considers non-quantitative achievements when awarding compensation, such as leadership and the accomplishment of specific goals during the fiscal year. Accordingly, our Compensation Committee retains discretion to modify pre-established elements of the compensation program for the fiscal year or to make discretionary awards.

Role of our Independent Compensation Consultant

In fiscal year 2006, the Compensation Committee retained the services of Pearl Meyer & Partners to provide a competitive assessment of our executive compensation and security arrangements and a review of the Company’s short- and long-term incentive structure. This work was reported to the Compensation Committee during the first quarter of fiscal year 2007 and included a detailed analysis of each element of compensation for the positions of CEO, CFO and Executive Vice President (“EVP”) and General Manager. As part of this analysis, Pearl Meyer & Partners recommended, and the Compensation Committee approved, a peer group of public companies consisting of firms comparable in size and industry to ours. Our Compensation Committee considered the recommendations of Pearl Meyer & Partners when structuring the compensation plan for fiscal year 2007, when setting the base salary and target bonus of our CEO and other executive officers for fiscal year 2007 and when making equity awards to executives in fiscal year 2007.

In June 2007, our Compensation Committee re-engaged Pearl Meyer & Partners to perform a similar analysis with respect to our executive officers which the Compensation Committee intends to utilize, among other sources of information, in setting the compensation structure for fiscal year 2008.

In setting executive compensation at the start of fiscal year 2007, our Compensation Committee reviewed all of the elements of each executive officer’s total compensation, and considered the analysis and recommendations of its compensation consultant, industry surveys and comparison with the following list of peer group companies: 3D Systems Corp., Agile Software Corp., Ansoft Corp., Embarcadero Technologies, Inc., ANSYS, Inc., Magma Design Automation, Inc., Netscout Systems, Inc., PDF Solutions, Inc., Synplicity, Inc., and Stratasys, Inc.

The peer group of companies was developed in consultation with Pearl Meyer & Partners and includes software companies that are publicly traded, headquartered in the United States and have international operations. We also looked at revenue and market capitalization as comparators in the development of our peer group. Our Compensation Committee will review the peer group each year to determine whether the group remains relevant and correct.

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Equity Compensation Plans

The Company maintains equity compensation plans, each of which has been approved by the stockholders of the Company. The following table details information on securities authorized for issuance under the Company’s 2000 Stock Option and Incentive Plan (the “Option Plan”) and the Company’s 1997 Equity Incentive Plan as of June 30, 2007. The Company stopped issuing options or other equity grants under the 1997 Equity Incentive Plan upon the adoption of the Option Plan; however, there are options outstanding under the 1997 Equity Incentive Plan.

Number of Securities
Remaining Available
	Number of Securities to be	Weighted-Average	for Future Issuance
	Issued Upon Exercise of	Exercise Price of	Under Equity
Plan Category	Outstanding Options	Outstanding Options	Compensation Plans

Equity compensation plans approved by security holders 1997 and 2000 Stock Option Plans:	1,209,842	$12.68	1,223,412	(1)
Equity compensation plans not approved by security holders	—	N/A	—

(1)	The Option Plan provides that as of each June 30 and December 31 an additional positive number equal to twenty percent (20%) of the shares of stock issued by the Company during the six-month period then ended be added to the number of shares of stock reserved and available for issuance under such plan.

Elements of Executive Compensation

Base Salary

In setting base salaries for fiscal year 2007, our Compensation Committee reviewed the base salaries of officers against (i) comparable qualifications, experience and responsibilities of the comparable executives at the public companies set forth in our peer group listed above, (ii) an established survey group of data that is provided by Pearl Meyer & Partners, and (iii) an overall market composite of compensation based on the peer group and survey data. The Committee’s objective in establishing base salaries is to provide the executive officer with a level of certainty with respect to a portion of his or her compensation.

Executive base salaries are generally set conservatively at or below a midpoint level relative to our peer group, however, in certain cases: based on an individual’s tenure with the Company or the view that an appropriate comparator set does not exist for the individual’s job description, the Compensation Committee may set an individual’s base salary above that level. The Company has a policy of implementing all yearly in-cycle salary adjustments on October 1 of each fiscal year. Thus, following approval by the Compensation Committee, all adjustments to our executive officer base salaries are implemented consistent with this corporate policy. The approved base salaries for each Named Executive Officer are set forth below:

	Base	Base
	Salary	Salary	Increase
Named Executive Officer	($)	($)	(%)

A. Roland Thomas	275,000	290,000	5.5
Kenneth R. Welch	230,000	239,200	4.0
Christopher L. Gorgone	216,300	222,789	3.0
Gregory W. Magoon(1)	135,000	140,400	4.0
G. Fred Humbert(2)	218,000	218,000	—
Lori M. Henderson(3)	190,000	197,600	4.0

(1)	The salary noted for Mr. Magoon is reflective of his position as Corporate Controller. Upon Mr. Magoon’s appointment to the position of CFO, his salary was set at $205,000. This salary was established by the Compensation Committee after review of currently available market data for salaried CFO positions with consideration to Mr. Magoon’s new appointment.

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(2)	There was no change on October 1, 2006 to Mr. Humbert’s base as he had been promoted to the position of Vice President and General Manager of the Manufacturing Solutions division in September 2006, and his salary was set at that time.

(3)	In fiscal year 2006, represents full time equivalent as Ms. Henderson worked less than full time during that year. In June 2007, the Compensation Committee approved an out-of-cycle base salary increase for Ms. Henderson to $205,000.

Annual Target Cash Bonus

Cash bonuses under the Company’s executive bonus plan are based on the Company’s financial performance and achievement of corporate objectives established by the Company’s Board of Directors in the first quarter of each fiscal year. These corporate objectives are based on the operating plan that is adopted by the Company’s Board of Directors with respect to each fiscal year. Our corporate objectives typically include revenue growth and profitability, with individual business unit goals and other non-quantitative business goals also included, as appropriate in any fiscal year.

We have historically set target cash bonuses based on a range of potential performance outcomes compared to the established metrics, described as a “minimum bonus”, a “base bonus” and an “aggressive bonus.” The performance metrics set for each year also are established at these levels with “minimum” representing a set of metrics consistent with the low end of our internal expected full year results, “base” representing the high end of our internal expected full year results and “aggressive” representing stretch-level performance goals that our executive officers are seeking to achieve.

In calculating the actual bonus to be paid, we interpolate in a straight line between the bonus objectives, based on actual performance as compared to the business targets. Performance above all aggressive level targets may result in cash bonuses that exceed our aggressive bonus targets as we have not capped the amounts that may be received under our cash bonus plan. Cash bonus awards for any year may also include a discretionary amount. Fiscal year 2007 base level bonus targets for our executives, other than our CEO, ranged from 10% to 21% of base salary, depending on the specific role and job responsibilities held by each of our executives. Aggressive level bonus targets for our executives ranged from 35% to 66% of base salary for fiscal year 2007. Specifically, the Named Executive Officers’ bonus targets were as follows:

	Fiscal Year 2007 Bonus Targets
	as a Percentage of Base Salary
	Minimum	Base	Aggressive
Name	(%)	(%)	(%)

A. Roland Thomas	10	50	100
Christopher L. Gorgone	10	21	45
Gregory W. Magoon(1)	—	9	19
G. Fred Humbert	5	10	40
Kenneth R. Welch	10	20	66
Lori M. Henderson	8	16	45

(1)	Mr. Magoon’s bonus levels were set in accordance with the Key Employee Incentive Program bonus parameters, which was the bonus program applicable to him in his capacity as Corporate Controller.

For fiscal year 2007, the financial performance metrics that were approved by our Compensation Committee included overall corporate revenue and non-GAAP net income per share results and individual business division revenue and non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”). Our non-financial goals included implementation of certain financial and accounting systems and the achievement of certain technical and product release milestones. Our plan weights each bonus element depending on the impact that the particular executive has on the relevant target. The Committee considered each of these goals to be important steps towards the achievement of the Company’s long term business model and goals that, if reached at the base level, would represent significant progress from fiscal year 2006. We treat the actual goals as confidential business information that could cause competitive harm if disclosed.

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This approach toward setting annual business goals has been in place at the Company over a number of years. In certain years, the Company’s lack of achievement of the goals has led to limited or no payout for certain executives under the annual cash bonus plan.

Bonuses Awarded for Fiscal Year 2007

All executive bonus awards are generally determined after the close of the fiscal year, following the finalization of our results for the fiscal year, and are awarded at the full discretion of the Compensation Committee. On June 30, 2007, we disposed of our Manufacturing Solutions division and Mr. Humbert was paid his “base” bonus for the fiscal year at the time of the closing of that transaction based on the Compensation Committee’s evaluation of his performance during the fiscal year and his assistance in the closing of the transaction.

The Company’s results for fiscal year 2007 reflected the achievement of certain key milestones, including the divestiture of the Company’s Manufacturing Solutions division and a 14% increase in revenue from our core Design Analysis Solutions division when compared to fiscal year 2006, resulting in a 20% increase in non-GAAP net income per share for the full fiscal year. The cash bonuses that were awarded for fiscal year 2007 were based upon our achievement or over achievement of the base-level corporate revenue, corporate non-GAAP net income per share and business unit performance goals for our Design Analysis Solutions division. In contrast, our Manufacturing Solutions division fell short of its revenue and non-GAAP EBITDA goals, but achieved its gross margin goals. The non-financial goals were all achieved at their aggressive targets. At our actual achievement level of each bonus element, each Named Executive Officer discussed above, other than Mr. Humbert, was awarded a cash bonus that was between the base (threshold) and the aggressive (maximum) amounts. The exact amount of the bonus was determined based upon achievement of the established targets coupled with the individual executive officer’s particular weightings.

As represented in the Summary Compensation of this Information Statement, the Named Executive Officers received from 22% to 61% of such executive’s then current base level salary as a bonus. In addition, certain executive officers were awarded discretionary cash bonuses based on their participation in the divestiture of the Manufacturing Solutions division. Because Mr. Magoon was promoted to the role of CFO effective on June 20, 2007, his bonus was paid in accordance with the bonus program applicable to him in his role as Corporate Controller. In addition, Mr. Magoon received a discretionary award based on his work in the divestiture of the Manufacturing Solutions division. All of these awards were paid in cash after the close of the fiscal year.

Equity Compensation

The Committee believes that stock option and restricted stock grants (1) align the interests of executives with long-term stockholder interests, (2) give executives a significant, long-term interest in the Company’s success, and (3) help retain key executives through the use of vesting in a competitive market for executive talent. The Committee reviews each executive officer’s equity position in light of his or her overall compensation arrangements, including the base salary and cash bonus potential discussed above.

In connection with review of the proposed grant levels for fiscal year 2007, the Committee also considered market data from both the survey group and the peer group with respect to each executive officer’s total direct compensation, which includes base salary, cash bonus and the value of the long term incentive grant. Although survey data such as this is imprecise and subject to interpretation based on each company’s particular circumstances, the Committee was advised by Pearl Meyer & Partners that its practices were consistent with the competitive norms for companies of its size and in its industry.

In fiscal year 2007, the equity portion of each executive’s compensation was generally valued as a percentage of approved base salary and base level cash bonus compensation. After such valuation is determined, the Company’s Board of Directors and the CEO may recommend modifications to the level of such awards, based on criteria such as tenure with the Company, executive accomplishments over the prior year and executive potential.

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The value of the equity grant was determined by calculating the approximate expense to the Company of such equity compensation, given the current requirements of SFAS No. 123(R) which requires the expensing of the value of all equity based compensation. In order to determine the expense to the Company of the stock option grants, the options were valued at the date of grant using the Black-Scholes valuation method used for financial accounting purposes. The expense to the Company of the restricted stock was determined by the market value of the shares on the date of grant. All of the shares of restricted stock were awarded with time-based vesting provisions pursuant to which the shares vest in equal installments over three years on each anniversary of the date of grant. The stock options vest as to one-third of the shares after one year and quarterly for two years thereafter.

Equity Awards Granted in Fiscal Year 2007

We typically award stock options and restricted stock in the first quarter of each fiscal year in order to achieve an orderly granting program that results in a continuing level of long-term incentive for our executive officers, in accordance with the retention goals for our executive officers. During fiscal year 2007, a total of 405,243 options, shares of restricted stock and restricted stock units were granted to our employees, officers and non-employee directors, representing 3.4% of the outstanding shares of our Common Stock as of June 30, 2007. Our non-employee directors received a total of 24,620 restricted stock units.

Each executive officer, other than the CEO, received approximately 90% of the combined value of his or her fiscal year 2007 base salary and base (target) cash bonus compensation in the form of equity awards, of which 65% of such value was in the form of restricted stock and 35% of such value was in the form of stock options. The Compensation Committee established the mix of equity compensation by review of competitive practices and with a view toward controlling the overall annual usage or “burn” rate of the Company’s equity pool. The Committee has determined that it is in the long-term best interest of stockholders to make prudent use of the stockholder approved equity pool in order to limit the need for further dilution of the stockholders. In certain cases, the CEO recommended, and the Committee discussed and agreed to, modifications to these grant levels based on the individual performance criteria discussed above.

In fiscal year 2007, Mr. Thomas received an equity grant with a value equal to 110% of his combined base salary and base level cash bonus compensation. As with the executive officers, 65% of such value was granted in the form of restricted stock and 35% of such value was granted in the form of stock options. Mr. Thomas was granted 18,632 shares of restricted stock and options to purchase 25,081 shares of Common Stock.

Equity Grant Policy

The Compensation Committee approves all grants of equity awards to executive officers. Mr. Thomas has been delegated authority to grant equity awards to non-executive employees in amounts less than 5,000 shares. This authority may be used in the case of new hire grants or in the case of merit-based awards of a minor nature during the fiscal year. Equity awards to the non-employee members of the Company’s Board of Directors are approved by the Company’s Board of Directors after recommendation by the Compensation Committee. The grant or exercise price for all equity awards is the fair market value of the Company’s Common Stock on the grant date which is equal to the closing price of the stock on the date of grant.

Equity Ownership by Executives

We do not currently have a formal equity ownership requirement for our executives. However, we encourage our executives to own equity in the Company on a voluntary basis. We periodically review the vested and unvested equity holdings of our executives and evaluate whether these holdings sufficiently align the interests of our executives with the long-term interests of our stockholders.

Perquisites

Our executives have not in the past received perquisites at any material level and are entitled to few benefits that are not otherwise available to all of our employees.

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Perquisites Provided in 2007

All of our Named Executive Officers participated in the same Company retirement plans that are available to all of our eligible employees. The Company provides matching contributions to the 401(k) plan for each US-based executive. In addition, Mr. Thomas, Mr. Gorgone, Mr. Welch and Ms. Henderson received reimbursement for a supplemental long term disability policy and each Named Executive Officer, other than Mr. Magoon, received certain paid travel expenses for their spouse to the Company’s annual sales achievement trip. Our corporate health plans are the same for all eligible employees.

Post-Employment Compensation

Retirement Benefits

We do not provide any retirement plans for our employees, other than the 401(k) plan which is available to our US-based employees and provides for a Company match of employee contributions up to 5% of salary. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Summary of Executive Compensation

The following table sets forth and discusses the compensation paid or awarded during fiscal year 2007 to the Company’s Principal Executive Officer, the individuals who served as the Company’s Principal Financial Officer and the three other most highly compensated executive officers of the Company during fiscal year 2007.

Summary Compensation Table — Fiscal Year 2007

									Non- Equity
					Stock		Option		Incentive Plan		All Other
				Bonus	Awards ($)		Awards ($)		Compensation		Compensation
Name and Principal Position	Year	Salary ($)		($)(1)	(2)		(3)		($)(4)		($)(5)	Total ($)

A. Roland Thomas	2007	286,250		—	161,610		141,394		177,024		3,297	769,575
President and Chief Executive Officer
Christopher L. Gorgone	2007	221,167		—	236,589	(7)	316,622	(8)	60,782		245,311	1,080,471
Former Executive Vice President of Finance, CFO & Treasurer
Gregory W. Magoon	2007	140,588		10,000	18,257		14,631		17,160		5,342	205,978
Executive Vice President, CFO, Assistant Secretary & Treasurer
Kenneth R. Welch	2007	236,900		—	92,876		55,500		89,956		10,114	485,346
Executive Vice President & General Manager, Design Analysis Solutions
G. Fred Humbert	2007	234,536	(6)	22,000	105,630		76,173		72,060	(4)	10,799	521,198
Vice President & General Manager, Manufacturing Solutions
Lori M. Henderson	2007	186,508		50,000	62,130		37,873		44,961		11,365	392,837
Executive Vice President, General Counsel & Secretary

(1)	Discretionary bonus amounts for Mr. Magoon, Mr. Humbert and Ms. Henderson were paid in relation to work performed on the Company’s divestiture of its Manufacturing Solutions division in June 2007.

(2)	Reflects the grant date value of restricted stock expensed by the Company in fiscal year 2007 in accordance with FAS 123(R). These shares vest equally as to one third of the total grant each year. Refer to Note 14, “Stock-Based Compensation and Stock Plans” beginning on page F-16 of the Notes to Consolidated Financial Statements included in our Form 10-K for additional information.

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(3)	The grant date present value of stock options held by the executive officer was determined using a Black-Scholes option pricing model and expensed by the Company in fiscal year 2007 in accordance with SFAS No. 123(R). Refer to Note 14, “Stock-Based Compensation and Stock Plans” beginning on page F-16 of the Notes to Consolidated Financial Statements included in our Form 10-K, filed September 13, 2007, for the relevant assumptions used to determine the valuation of our option awards.

(4)	Non-equity incentive compensation amounts include amounts accrued with respect to fiscal year 2007 that have been paid out in fiscal year 2008. Mr. Humbert’s non-equity incentive compensation amount includes $10,060 of earned commissions under his sales incentive plan for fiscal year 2006 which was paid out in fiscal year 2007.

(5)	For Mr. Thomas, represents life and disability insurance purchased for Mr. Thomas’ benefit, and travel costs for his spouse. For Mr. Gorgone, represents contributions by the Company to his 401(k) account, life and disability insurance purchased for his benefit, travel costs for his spouse and approximately $232,318 to be paid pursuant to the termination of his Employment Agreement. Such amount will be paid following the term of the Transition Agreement on September 30, 2007. For Mr. Magoon, represents contributions by the Company to his 401(k) account. For Mr. Welch and Ms. Henderson represents contributions by the Company to their 401(k) account(s), life and disability insurance purchased for their benefit and travel costs for their spouses. For Mr. Humbert, represents contributions by the Company to his 401(k) account and travel costs for his spouse.

(6)	Mr. Humbert’s salary amount includes $16,536 of vacation payout provided upon his termination of employment on June 30, 2007.

(7)	For Mr. Gorgone, amount includes expense related to the acceleration and resulting revaluation of certain restricted stock awards granted to Mr. Gorgone which was required due to Mr. Gorgone’s entry into a Transition Agreement with the Company and resignation as Chief Financial Officer on June 20, 2007. The fair value of these awards and the amounts expensed in fiscal year 2007 were determined in accordance with SFAS No. 123(R).

(8)	For Mr. Gorgone, amount includes expense related to the acceleration and resulting revaluation of certain stock options granted to Mr. Gorgone which was required due to Mr. Gorgone’s entry into a Transition Agreement with the Company. The fair value of these awards and the amounts expensed in fiscal year 2007 were determined in accordance with SFAS No. 123(R). Refer to Note 14, “Stock-Based Compensation and Stock Plans” beginning on page F-16 of the Notes to Consolidated Financial Statements included in our Form 10-K, filed September 13, 2007, for additional information.

Agreements with Named Executive Officers

Change-of-Control Agreement and Subsequent Employment Agreement with Mr. Magoon

On December 13, 2006, the Company and Gregory W. Magoon entered into a change of control agreement which set forth the obligations of the Company to Mr. Magoon in the case of a change of control of the Company. Upon a change of control prior to June 30, 2007, as defined in Mr. Magoon’s change of control agreement, Mr. Magoon would have been eligible for a payment of an amount equal to twenty four (24) weeks of his current base salary and an amount equal to his current “at plan” bonus. In addition, Mr. Magoon would have been eligible for a twenty-four (24) week continuation of benefits, including health and dental.

On August 27, 2007, the Company and Mr. Magoon entered into an Employment Agreement which superseded his change of control agreement. Mr. Magoon’s Employment Agreement is materially the same as the Employment Agreements of our other executive officers, except that only the equity awards granted to Mr. Magoon in his capacity as CFO are subject to acceleration in the event that his employment is terminated by the Company without cause, by him for good reason, or upon termination due to death or disability. In addition, in the event that any severance payment made following a change of control would be subject to the excise tax imposed by Section 4999 of the Code, then any payment due Mr. Magoon that would result in payments in excess of three times Mr. Magoon’s base amount as defined in Section 280G(b)(3) of the Code, (the “Threshold Amount”), may be reduced to the extent necessary to insure that the payment will not exceed the Threshold Amount, in the event that the reduced amount would result in a greater total payment to Mr. Magoon, after consideration of all required taxes.

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Grants of Plan-Based Awards

The following table shows each grant of an equity-based award made to a Named Executive Officer under any plan during fiscal year 2007.

					All Other	All Other
					Stock	Stock	Exercise	Grant
					Awards:	Awards:	or Base	Date Fair
					Number of	Number of	Price of	Value of
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Shares	Securities	Option	Stock and
	Grant	Threshold	Target	Maximum	of Stock	Underlying	Awards	Option
Name	Date	($)	($)	($)	or Units (#)	Options (#)	($/Sh)	Awards(2)

A. Roland Thomas	9/8/2006	29,000	145,000	290,000	25,536	34,375	$12.05	$487,397
President & CEO
Christopher L. Gorgone	9/8/2006	23,330	45,659	100,255	10,465	14,087	$12.05	$199,740
Former Executive Vice President of Finance, Chief Financial Officer and Treasurer
Gregory W. Magoon	9/8/2006	—	13,000 (3)	26,000 (3)	3,244	2,410	$12.05	$45,998
Executive Vice President,	6/11/2007	—	—	—	6,541 (4)	8,806 (4)	$22.71	$235,797
Chief Financial Officer, Assistant Secretary & Treasurer
G. Fred Humbert	9/8/2006	10,900	22,000	87,200	10,465	14,087	$12.05	$199,740
Vice President & General Manager, Manufacturing Solutions
Kenneth R. Welch	9/8/2006	24,440	48,880	157,872	14,902	20,060	$12.05	$284,429
Executive Vice President & General Manager, Design Analysis Solutions
Lori M. Henderson	9/8/2006	16,250	32,500	88,920	10,465	14,087	$12.05	$199,740
Executive Vice President, General Counsel & Secretary

(1)	These columns reflect minimum, base and aggressive payout levels under the Moldflow Corporation Cash Bonus Plan (the “Cash Bonus Plan”) for fiscal year 2007. The actual amount earned by each Named Executive Officer is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table of this Information Statement. Performance above all aggressive (maximum) level business targets may result in cash bonuses that exceed our aggressive bonus targets as the Company does not cap the amount that may be received under its Cash Bonus Plan.

(2)	This column reflects the number of stock options granted under our Option Plan during fiscal year 2007. The grant date present value of these option grants was determined using a Black-Scholes option pricing model. Refer to Note 14, “Stock-Based Compensation and Stock Plans” beginning on page F-16 of the Notes to Consolidated Financial Statements included in our Form 10-K, filed September 13, 2007, for the relevant assumptions used to determine the valuation of our option awards.

(3)	During fiscal year 2007, Mr. Magoon was eligible for a bonus in accordance with the Key Employee Incentive Program which was the bonus program applicable to him in his role as Corporate Controller. The actual amount earned by Mr. Magoon is reported in the Summary Compensation Table of this Information Statement.

(4)	In connection with Mr. Magoon’s assumption of the role of Chief Financial Officer, in June 2007 he received a stock award and a grant of stock options. The vesting schedule for these grants can be found in footnotes 7 and 11 of the Outstanding Equity Awards at Fiscal Year End chart of this Information Statement.

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Outstanding Equity Awards at Fiscal Year End

The table below shows the outstanding equity awards held by our Named Executive Officers as of June 30, 2007.

	Option Awards					Stock Awards
								Market
	Number of	Number of				Number of		Value of
	Securities	Securities				Shares or		Shares or
	Underlying	Underlying				Units of		Units of
	Unexercised	Unexercised		Option		Stock That		Stock That
	Options	Options		Exercise	Option	Have Not		Have Not
	(#)	(#)		Price	Expiration	Vested		Vested
Name	Exercisable	Unexercisable		($)	Date	(#)		($)

A. Roland Thomas	4,000	—		$23.38	10/19/2008	—		—
	75,000	—		$9.80	8/1/2008	—		—
	68,750	6,250	(1)	$10.91	7/30/2009	—		—
	14,630	10,451	(2)	$15.35	09/28/2010
	—	34,375	(3)	$12.05	09/08/2014
						12,421	(9)	$273,014
						25,536	(10)	$561,281
Christopher L. Gorgone	48,750	16,250	(4)	$15.70	01/10/2010	—		—
	7,828	5,593	(2)	$15.35	09/28/2010
	—	14,087	(3)	$12.05	09/08/2014
						6,646	(9)	$146,079
						10,465	(10)	$230,021
Gregory W. Magoon	6,000	—		$22.75	03/07/2009	—		—
	3,067	1,533	(5)	$11.00	08/02/2009	—		—
	832	1,664	(6)	$15.51	10/03/2010
	0	3,244	(3)	$12.05	09/08/2014
	0	8,806	(7)	$22.71	06/11/2015
						1,236	(8)	$27,167
						2,410	(10)	$52,972
						6,541	(11)	$143,771
G. Fred Humbert	1,667	—		$13.88	07/31/2007	—		—
	14,087	—		$12.05	06/30/2008	—		—
Kenneth R. Welch	73,661	—		$4.62	08/13/2007	—		—
	10,000	—		$9.80	08/01/2008	—		—
	6,875	625	(1)	$10.91	07/30/2009	—		—
	8,289	5,922	(2)	$15.35	09/28/2010
	—	20,060	(3)	$12.05	09/08/2014
						7,038	(9)	$154,695
						14,902	(10)	$327,546
Lori M. Henderson	1,667	—		$13.01	02/10/2008	—		—
	4,000	—		$17.88	06/21/2008	—		—
	3,000	—		$19.88	12/21/2008	—		—
	7,500	—		$9.80	08/01/2008	—		—
	5,500	500	(1)	$10.91	07/30/2009	—		—
	5,297	3,784	(2)	$15.35	09/28/2010
	—	14,087	(3)	$12.05	09/08/2014
						4,497	(9)	$98,844
						10,465	(10)	$230,021

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(1)	Represents stock options, which vest as to one third on the first anniversary of the grant date and quarterly thereafter over a two-year period, so long as the executive officer is employed by the Company on each such date, with the first vesting date of July 30, 2005.

(2)	Represents stock options, which vest as to one third on the first anniversary of the grant date and quarterly thereafter over a two-year period, so long as the executive officer is employed by the Company on each such date, with the first vesting date of September 28, 2006.

(3)	Represents stock options, which vest as to one third on the first anniversary of the grant date and quarterly thereafter over a two-year period, so long as the executive officer is employed by the Company on each such date, with the first vesting date of September 8, 2007.

(4)	Represents stock options, which vest as to one third on the first anniversary of the grant date and quarterly thereafter over a two-year period, so long as the executive officer is employed by the Company on each such date, with the first vesting date of January 10, 2006.

(5)	Represents stock options, which vest as to one third per year over a three-year period, so long as Mr. Magoon is employed by the Company on each such date, with the first vesting date of August 2, 2005.

(6)	Represents stock options, which vest as to one third per year over a three-year period, so long as Mr. Magoon is employed by the Company on each such date, with the first vesting date of October 3, 2006.

(7)	Represents stock options, which vest as to one third on the first anniversary of the grant date and quarterly thereafter over a two-year period, so long as the executive officer is employed by the Company on each such date, with the first vesting date of June 11, 2008.

(8)	Represents a time-based restricted stock award, which vests in equal annual installments over a three-year period commencing on the date of grant so long as the executive officer is employed by the Company on each such date, with the first vesting date of October 3, 2006.

(9)	Represents a time-based restricted stock award, which vests in equal annual installments over a three-year period commencing on the date of grant so long as the executive officer is employed by the Company on each such date, with the first vesting date of September 28, 2006.

(10)	Represents a time-based restricted stock award, which vests in equal annual installments over a three-year period commencing on the date of grant so long as the executive officer is employed by the Company on each such date, with the first vesting date of September 8, 2007.

(11)	Represents a time-based restricted stock award, which vests in equal annual installments over a three-year period commencing on the date of grant so long as the executive officer is employed by the Company on each such date, with the first vesting date of June 11, 2008.

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Options Exercised and Stock Vested

The following table sets forth the aggregate number of options to purchase shares of our Common Stock exercised by our Named Executive Officers during fiscal year 2007 and the aggregate number of shares of Common Stock that vested in fiscal year 2007. The value realized on the exercise is the product of (1) the fair market value of a share of Common Stock on the date of exercise minus the exercise price, multiplied by, (2) the number of shares of Common Stock underlying the exercised options. The value realized on vesting is the product of (1) the fair market value of a share of Common Stock on the vesting date multiplied by, (2) the number of shares vesting.

	Option Awards			Stock Awards
	Number of Shares		Value Realized Upon	Number of Shares		Value Realized on
	Acquired on Exercise		Exercise	Acquired on Vesting		Vesting
Name	(#)		($)	(#)		($)

A. Roland Thomas	225,000		$2,654,895	6,211		$74,470
Christopher L. Gorgone	—		—	3,324		$39,855
Gregory W. Magoon	15,700		$91,274	618		$7,416
G. Fred Humbert	6,799	(1)	$19,218	10,465	(1)	$230,021
Kenneth R. Welch	—		—	3,519		$42,193
Lori M. Henderson	54,833		$567,534	2,249		$26,966

(1)	Reflects the number and value of the stock options and restricted stock awards that accelerated as required under the terms of Mr. Humbert’s Employment Agreement in connection with the transfer of the Manufacturing Solutions division.

Employment, Severance and Change-of-Control Agreements

The Employment Agreements described below in this Information Statement below were in effect as of the date of this Information Statement. On November 2, 2007, the Company and each of Messrs. Thomas, Welch, Magoon and Ms. Henderson entered into amended and restated employment agreements which superseded their previous employment agreements which were in effect as of the end of fiscal year 2007.

In addition to the Employment Agreements described below, concurrently with the execution of the Merger Agreement, Messrs. Thomas, Welch, Magoon and Ms. Henderson entered into Acknowledgement Letters and Messrs. Thomas and Magoon entered into Retention Agreements with Autodesk. The Acknowledgement Letters are described in Item 3 — “Employment, Severance and Change-of-Control Agreements. — Acknowledgement Letters” of the Schedule 14D-9, which descriptions are incorporated into this document by reference, and are effective as of the time immediately prior to the Appointment Time. The Retention Agreements are described in Item 3 — “Arrangements with Purchaser and Autodesk— Retention Agreements” of the Schedule 14D-9, which descriptions are incorporated into this document by reference, and are effective as of the time immediately prior to the Appointment Time.

Employment Agreements with Named Executive Officers

Messrs. Thomas, Welch, Magoon and Ms. Henderson have employment agreements (the “Employment Agreements”). We believe these agreements benefit the Company by clarifying the terms of employment and ensuring that we are protected by non-compete, non-solicitation, and non-disclosure provisions. They are also necessary to attract and retain senior talent in a competitive market. Furthermore, we believe that change in control benefits, if structured appropriately, serve to encourage our executive officers to consider all options that will increase shareholder value, minimize the distraction caused by a potential transaction and reduce the risk that key talent will leave the organization before a transaction closes.

Each Employment Agreement is for a period of one year, and is automatically extended for one additional year on the anniversary date unless either party has given notice that it does not wish to extend the agreement. The Employment Agreements require our executive officers to refrain from competing with the Company and

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from soliciting our employees for a period of twelve months following termination for any reason. Each Employment Agreement provides for the following:

Termination by Executive for Good Reason or by Company without Cause

If the Named Executive Officer terminates his employment for good reason (as defined in the Employment Agreements) or if the Named Executive Officer’s employment is terminated by the Company without cause (as defined in the Employment Agreements), then the Company shall, through the date of termination, pay Named Executive Officer their accrued and unpaid base salary at the rate in effect at the time notice of termination is given and his accrued and unpaid incentive compensation (including any bonus payment if any, that is earned with respect to any financial period but which has not yet been authorized for payment by the Company’s Board of Directors or any Committee thereof which shall be paid if and when it is so authorized by the Company’s Board of Directors). In addition, subject to signing by the Named Executive Officer of a general release of claims in a form and manner satisfactory to the Company, the Company shall provide the following benefits to the Named Executive Officer: (i) the Company shall pay the Named Executive Officer an amount equal one (1) times the sum of (A) the Named Executive Officer’s base salary in effect on the date of termination, and (B) the Named Executive Officer’s average annual bonus or other variable cash compensation (including commissions) over the five fiscal years immediately prior to the year of termination, (ii) for a period of one year commencing on the date of termination, pay such health and dental insurance premiums as may be necessary to allow the Named Executive Officer and the Named Executive Officer’s spouse and dependents to continue to receive health and dental insurance coverage substantially similar to coverage they received from the Company prior to the date of termination, and (iii) an acceleration of vesting for all stock options and stock awards that would have vested within twelve months following the date of termination.

Termination Following Disability

The Named Executive Officer shall continue to receive his accrued and unpaid base salary and accrued and unpaid incentive compensation, (including any bonus payment if any, that is earned with respect to any financial period but which has not yet been authorized for payment by the Company’s Board of Directors or any committee thereof which shall be paid if and when it is so authorized by the Company’s Board of Directors) until the Named Executive Officer’s employment is terminated due to disability or until the Named Executive Officer terminates his employment, whichever first occurs. For a period of one year following the date of termination, the Company shall pay such health and dental insurance premiums as may be necessary to allow the Named Executive Officer and the Named Executive Officer’s spouse and dependents to receive health and dental insurance coverage substantially similar to coverage they received from the Company prior to the date of termination, if any. In addition, all outstanding stock options and stock awards that would have vested within twelve months following the date of termination shall automatically accelerate and become fully vested.

Termination Upon Death

The Company shall pay the Named Executive Officer’s accrued and unpaid base salary to the date of his death, plus his accrued and unpaid incentive compensation (including any bonus payment if any, that is earned with respect to any financial period but which has not yet been authorized for payment by the Company’s Board of Directors or any committee thereof which shall be paid if and when it is so authorized by the Company’s Board of Directors). For a period of one year following the date of termination, the Company shall pay such health and dental insurance premiums as may be necessary to allow the Named Executive Officer’s spouse and dependents to receive health and dental insurance coverage, if any, substantially similar to coverage they received from the Company immediately prior to the date of termination. In addition, all outstanding stock options and stock awards that would have vested within twelve months following the date of death shall automatically accelerate and become fully vested.

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Termination Following a Change-of-Control

In the event that within 12 months following a change of control the Named Executive Officer terminates his employment for good reason (as defined in the Employment Agreements) or if the Named Executive Officer’s employment is terminated by the Company without cause (as defined in the Employment Agreements), the Company shall pay the Named Executive Officer an amount equal to 1.5 times the sum of (A) the Named Executive Officer’s base salary, and (B) the Named Executive Officer’s cash bonus or other variable cash compensation (including commissions) that would be payable to the Named Executive Officer during the fiscal year in which the change of control occurred if the Company and the Named Executive Officer had met all of the targets required for a full payment of such cash bonus or other variable cash compensation. The Company shall, for a period of one year commencing on the date of termination, pay such health and dental insurance premiums as may be necessary to allow the Named Executive Officer, the Named Executive Officer’s spouse and dependents to continue to receive health and dental insurance coverage substantially similar to the coverage they received prior to the date of termination. In addition, upon a change of control all outstanding equity awards held by the executive officer shall automatically accelerate and become fully vested.

Mr. Thomas’ Employment Agreement also includes certain provisions (i) requiring the Company to increase payments to him following a change in control in the event that amounts paid to him would subject him to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, (the “Code”), (ii) relating to the relocation of Mr. Thomas and his family back to Australia in the event that he terminates his employment for good reason, is terminated without cause or in the event of a change of control, and (iii) providing that the Company will reimburse Mr. Thomas in the event that he incurs certain adverse tax consequences due to his expatriate assignment in the United States.

The Compensation Committee periodically reviews the benefits provided under the Employment Agreements to ensure they serve the Company’s interests in retaining these key executives, are consistent with market practice, and are reasonable. During the review of the Company’s compensation arrangements for fiscal year 2007, Pearl Meyer & Partners found that the Company’s arrangements are generally within the competitive norms of market practices.

Had a change of control occurred during fiscal year 2007 and had their employment been terminated on June 30, 2007, our Named Executive Officers would have been eligible to receive the payments set forth below in the table entitled Potential Payments under Employment, Severance and Change-of-Control Agreements of this Information Statement.

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Potential Payments under Employment, Severance and Change-of-Control Agreements

The following table shows estimated potential payments and benefits that would have been provided to Messer’s Thomas, Welch and Magoon and Ms. Henderson if a change of control had occurred or if the executive officer’s employment was terminated without a change of control as of June 30, 2007. Mr. Gorgone and Mr. Humbert have been omitted from these charts since they are no longer employed by the Company.

		Termination by			Change of
		Company			Control	Change of Control,
	Termination	Without Cause or			Without	Termination by
	by Company	Termination by			Termination	Company Without
	for Cause or	Executive for			Without Cause	Cause or Termination
	Voluntary	Good			or for Good	by Executive for Good
	Termination	Reason	Disability	Death	Reason	Reason
	by Executive	($)(1)	($)(1)	($)(1)	($)(1)	($)(1)

A. Roland Thomas
Severance Compensation:
Base Salary	—	290,000	—	—	—	435,000
Bonus	—	286,605	177,024	177,024	—	435,000
Benefits and Perquisites:
Health and Dental	—	13,135	13,135	13,135	—	13,135
Acceleration of Options	—	323,631	323,631	323,631	479,821	479,821
Acceleration of Restricted Stock	—	323,590	323,590	323,590	834,295	834,295
Relocation Expenses	—	150,000				150,000
Excise Tax and Gross-up Payments	—	—	—	—	—	$425,232	(2)
Gregory W. Magoon(3)
Severance Compensation:
Base Salary	—	—	—	—	—	70,200
Bonus	—	—	—	—	—	13,000
Benefits and Perquisites:
Health and Dental	—	—	—	—	—	6,567
Acceleration of Options	—	—	—	—	—	—
Acceleration of Restricted Stock	—	—	—	—	—	—
Kenneth R. Welch
Severance Compensation:
Base Salary	—	239,200	—	—	—	358,800
Bonus	—	155,392	89,956	89,956	—	236,808
Benefits and Perquisites:
Health and Dental	—	13,135	13,135	13,135	—	13,135
Acceleration of Options	—	154,516	154,516	154,516	245,377	245,377
Acceleration of Restricted Stock	—	186,544	186,544	186,544	482,241	482,241
Lori M. Henderson
Severance Compensation:
Base Salary	—	205,000	—	—	—	307,500
Bonus	—	87,614	44,961	44,961	—	138,000
Benefits and Perquisites:
Health and Dental	—	13,135	13,135	13,135	—	13,135
Acceleration of Options	—	107,199	107,199	107,199	170,507	170,507
Acceleration of Restricted Stock	—	126,099	126,099	126,099	328,865	328,865

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(1)	For a complete description of the payout terms for each category noted above, please refer to the above Employment, Severance and Change-of-Control Agreements section of this Information Statement.

(2)	The reasonable range of costs of Section 280G gross-up payments does not take account any mitigation for payments being paid in consideration of non-competition agreements or as reasonable compensation. The calculation for the 280G gross-up assumes a stock price of $21.98, the closing price on June 30, 2007 and a short-term federal interest rate of 5.74%.

(3)	For a complete description of the payout terms for Mr. Magoon under his Change-of-Control Agreement, please refer to the above Employment, Severance and Change-of-Control Agreements section of this Information Statement.

Director Compensation

Our directors who are also employees receive no additional compensation for their services as directors. Our compensation program for non-employee directors is reviewed from time to time by the Company’s Board of Directors, which is responsible for approving any changes to the compensation program that it deems advisable. In the process of evaluating the compensation paid to the non-employee directors, the Compensation Committee evaluated publicly available survey data, reviewed the Board compensation practices at the peer group of companies used to evaluate executive compensation and consulted with Pearl Meyers & Partners, an independent consulting firm, with respect to current market practices at software and other technology companies. During fiscal year 2007 the Company’s Board of Directors, in accordance with the recommendations of the Compensation Committee, approved a change in the cash portion of the compensation of the non-employee directors in order to reflect current market practices and the additional time spent by the directors at both the Company’s Board of Directors and Committee meetings. Each non-employee director received an annual retainer of $25,000 with no additional payments for attendance at meetings. In addition, the Lead Director received an additional annual retainer of $20,000, the Chair of the Audit Committee received an additional annual retainer of $15,000 and the Chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee received an additional annual retainer of $10,000. The annual retainers were paid quarterly in equal installments.

Taking into consideration the advice of the Compensation Committee after its review of current market practices, the Company’s Board of Directors also determined to modify the equity-based portion of the compensation awarded to the non-employee directors, so that members of the Company’s Board of Directors will maintain a meaningful equity interest in the Company. Thus, the Company Board moved from the prior practice of granting stock options on a yearly basis to a practice of issuing restricted stock units on a yearly basis. Restricted stock units require that the director hold the units until he steps off the Company Board, or until a change of control, encouraging long-term ownership.

On the fifth business day following the 2006 Annual Meeting of Shareholders held on November 17, 2006, each non-employee director received an award of restricted stock units valued at two times the annual retainer, with one-third of such restricted stock units vesting on each of the first, second and third anniversaries of the date of grant. Mr. Brooks therefore received grants worth $90,000, Mr. Haydu, $80,000 and each of Mr. Schechter and Lepofsky, $70,000.

The number of units was determined with reference to the closing price of the Company’s Common Stock on the date of grant. The restricted stock units require the directors to defer receipt of their vested shares of the Company’s Common Stock until the earlier of a change of control of the Company as defined in the Company’s 2000 Option Plan (the “Option Plan”) or until termination of his or her service as a director. The vesting of the restricted stock units automatically accelerates upon a change of control of the Company. In accordance with the terms of the Option Plan, newly appointed directors will continue to receive an initial stock option award in connection with their appointment to the Company’s Board of Directors.

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Director Compensation — Fiscal Year 2007

	Fees
	Earned or	Stock	Option
	Paid in	Awards	Awards	All Other
Name(1)	Cash ($)	($)(2)	($)(3)(4)	Compensation ($)		Total ($)

Roger E. Brooks	45,000	11,321	25,090	25,000	(5)	106,411
Frank W. Haydu III	40,000	10,061	25,090	—		75,151
Robert J. Lepofsky	35,000	8,810	25,090	—		68,900
Robert P. Schechter	35,000	8,810	25,090	—		68,900

(1)	Mr. A. Roland Thomas has been omitted from this table because he receives no compensation for serving on our Board. Mr. Thomas’ compensation as President and Chief Executive Officer for fiscal year 2007 is detailed in the “Executive and Director Compensation” section of this Information Statement.

(2)	Represents the proportionate amount of the total fair value of the restricted stock units granted on November 27, 2006 that was recognized as an expense in fiscal year 2007 for financial reporting purposes. The fair value of these awards and the amounts expensed in fiscal year 2007 were determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” pursuant to the methodology and assumptions discussed in Note 14 “Stock-Based Compensation and Stock Plans” beginning on page F-16 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed on September 13, 2007 (the “Form 10-K”).

(3)	Represents the proportionate amount of the total fair value of the stock options granted on November 28, 2005 that was recognized as an expense in fiscal year 2007 for financial reporting purposes. The grant date fair value of these option grants was determined using a Black-Scholes option pricing model. Refer to Note 14, “Stock-Based Compensation and Stock Plans” beginning on page F-16 of the Notes to Consolidated Financial Statements included in our Form 10-K for the relevant assumptions used to determine the valuation of our option awards. The grant date fair value of the stock options awarded to our non-employee directors was $7.47 on November 28, 2005. All other stock options previously issued to our non-employee directors were fully vested and therefore no expense was recognized during fiscal year 2007.

(4)	The aggregate number of restricted stock units and option awards outstanding for each of our non-employee directors as of June 30, 2007 are as follows: Mr. Brooks, 7,148 and 42,500; Mr. Haydu, 6,354 and 42,500; Mr. Lepofsky, 5,559 and 25,000; Mr. Schechter, 5,559 and 42,500.

(5)	The Company’s Board of Directors awarded a cash bonus to Mr. Brooks for his work as the Lead Director on the disposition of the Manufacturing Solutions division. This bonus was authorized and paid during our fiscal year 2008.

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Annex II

Jefferies Broadview

1050 Winter Street
Waltham, MA 02451
www.jefferiesbroadview.com

A division of Jefferies & Company, Inc.

April 30, 2008

The Board of Directors
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701

Members of the Board of Directors:

We understand that Moldflow Corporation, a Delaware corporation (the “Company”), Autodesk, Inc., a Delaware corporation (the “Parent”), and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, that (i) Merger Sub will commence a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) for $22.00 per share in cash (the “Tender Consideration”), and (ii) subsequent to the Tender Offer, the Merger Sub will merge with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent and all of the outstanding shares of Common Stock not previously tendered in the Tender Offer, other than shares of Common Stock held in the treasury of the Company or owned by the Company, Parent, Merger Sub, or any of their respective subsidiaries, or as to which dissenters’ rights of appraisal have been properly exercised, will be converted into the right to receive $22.00 per share in cash (the “Merger Consideration” and, together with the Tender Consideration, the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

In arriving at our opinion, we have, among other things:

(i) reviewed a draft dated April 29, 2008 of the Merger Agreement;

(ii) reviewed certain publicly available financial and other information about the Company;

(iii) reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv) held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v) reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi) compared the proposed financial terms of the Tender Offer and the Merger with the financial terms of certain other transactions that we deemed relevant; and

(vii) conducted such other financial studies, analyses and investigations as we deemed appropriate.

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In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transactions to any holder of Common Stock. We have assumed that the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Tender Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Tender Offer or the Merger.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Tender Offer and the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Tender Offer or the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender shares of Common Stock in the Tender Offer or as to how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, any of the Company’s officers, directors or employees, or any such class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Consideration to be received by holders of shares of the Common Stock. The opinion has been authorized by a Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Tender Offer and the Merger and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Tender Offer and Merger. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company, and in the ordinary

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course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation.

Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent; provided, however, that this opinion may be included in its entirety in any document to be distributed to the holders of Common Stock in connection with the Tender Offer and the Merger.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

Very truly yours,

JEFFERIES BROADVIEW
A DIVISION OF JEFFRIES & COMPANY, INC.

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Annex III

MOLDFLOW CORPORATION
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701

May 15, 2008

Dear Stockholder:

We are pleased to inform you that on May 1, 2008 Moldflow Corporation (the “Company”) entered into an Agreement and Plan of Merger with Autodesk, Inc. (“Autodesk”), pursuant to which a wholly owned subsidiary of Autodesk is today commencing a tender offer to purchase all of the outstanding shares of the Company’s common stock for $22.00 per share in cash, without interest. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, Boston, Massachusetts time, June 12, 2008. The tender offer is conditioned upon, among other things, the tender without withdrawal of shares of the Company common stock, which, when added to any shares of the Company common stock already owned by Autodesk or any of its controlled subsidiaries, represents a majority of the total number of outstanding shares of the Company common stock and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

Your Board of Directors has unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law, (iii) approved the Merger Agreement and (iv) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock into the Offer, and approve the Merger and adopt the Merger Agreement.

Enclosed are the Autodesk Offer to Purchase, dated May 15, 2008, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. Also, enclosed is a Schedule 14D-9 containing the recommendation of the Company’s Board of Directors, which explains the reasons behind its recommendation, as well as the background to the transaction and other important information.

Sincerely,

A. Roland Thomas
Chairman of the Board of Directors, President and Chief Executive Officer

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